Exhibit 99.1

# Building Better Experiences

Q3 2020
Third Quarter
Shareholder Report

Fibe
4K
IoT
24/7
www
LTE
ADVANCED

November 4, 2020

BCE

Building Better Experiences 2020 Q3 Third Quarter Shareholder Report November 4, 2020

MD&A

Management’s discussion and analysis

In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) on pages 35 to 38 for a list of defined non-GAAP financial measures and KPIs.

Please refer to BCE’s unaudited consolidated financial statements for the third quarter of 2020 (Q3 2020 Financial Statements) when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2019 dated March 5, 2020 (BCE 2019 Annual MD&A) as updated in BCE’s MD&A for the first quarter of 2020 dated May 6, 2020 (BCE 2020 First Quarter MD&A) and BCE’s MD&A for the second quarter of 2020 dated August 5, 2020 (BCE 2020 Second Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to November 4, 2020, the date of this MD&A, unless otherwise stated.

You will find additional information relating to BCE, including BCE’s annual information form for the year ended December 31, 2019 dated March 5, 2020 (BCE 2019 AIF) and recent financial reports, including the BCE 2019 Annual MD&A, the BCE 2020 First Quarter MD&A and the BCE 2020 Second Quarter MD&A, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein.

This MD&A comments on our business operations, performance, financial position and other matters for the three months (Q3) and nine months (YTD) ended September 30, 2020 and 2019.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A, and in particular, but without limitation, the introduction to section 1, Overview, section 1.2, Key corporate and business developments, section 1.3, Assumptions, section 3.1, Bell Wireless – Key business developments, section 3.2, Bell Wireline – Key business developments and section 4.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to the potential impacts on our business, financial condition, liquidity and financial results of the COVID-19 pandemic, the expected continued payment by BCE of its common share dividend for the foreseeable future, our network deployment and capital investment plans, the sources of liquidity we expect to use to meet our anticipated cash requirements for the foreseeable future, potential future purchases by BCE of its preferred shares pursuant to a normal course issuer bid (NCIB), BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at November 4, 2020 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain assumptions in preparing the forward-looking statements contained in this MD&A and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in section 1.3, Assumptions, which section is incorporated by reference in this cautionary statement. Subject to various factors including, without limitation, the future impacts of the COVID-19 pandemic, which we cannot predict, we believe that our assumptions were reasonable at November 4, 2020. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important risk factors including, without limitation, pandemics, epidemics and other public health risks, including the COVID-19 pandemic, economic, financial, competitive, regulatory, security, technological, operational and other risks that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to, the risks described or referred to in section 7, Business risks, which section is incorporated by reference in this cautionary statement.

We caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 4, 2020. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

BCE Inc. 2020 Third Quarter Shareholder Report         1

1 MD&A Overview

1    Overview

The COVID-19 pandemic has resulted in governments and businesses worldwide adopting emergency measures to combat the spread of the coronavirus. These measures have significantly disrupted retail and commercial activities in most sectors of the economy. This has resulted, starting in the latter part of the first quarter and continuing into the second quarter, in a sharp economic downturn marked by high levels of unemployment, as most businesses reduced or ceased business operations, and reduced consumer spending.

The gradual easing of certain of the emergency measures starting in the latter part of the second quarter had a positive impact on the Canadian economy and business and consumer activity in the third quarter. This allowed many businesses to resume some level of, or increase, commercial activities, resulting in a marked improvement in our financial results in the third quarter, compared to the second quarter of 2020, across all of our three segments. The reopening of our retail distribution channels stimulated wireless and wireline subscriber activity and wireless product sales. As well, the reopening of businesses and the gradual return of certain live sporting events, which began at the end of the second quarter, provided a lift to Bell Media advertising revenues. Although the adverse impact of the COVID-19 pandemic on our financial results in the third quarter was not as severe as what we experienced in the second quarter, the pandemic had the following principal consequences on our business and financial results in the third quarter of 2020 compared to the third quarter of 2019:

•

Lower advertising revenues from our Bell Media segment as market activity did not return to pre-COVID levels despite the reopening of most businesses due to reduced spending by advertisers driven by economic uncertainty. The COVID-19 pandemic had a more pronounced impact on out-of-home (OOH) and radio advertising.

•	Decreased service revenues in our Bell Wireless segment primarily due to lower outbound roaming revenues resulting from reduced customer travel

•

A reduction in Bell Wireless and Bell Wireline gross subscriber activity from reduced traffic in our retail distribution channels and lower back to school activity, moderated by lower customer deactivations

•	Customer accommodations, including delayed implementation of price increases and revenue credits due to the financial difficulty experienced by customers

•	Lower customer spending in our small and large business markets, due to the uncertain economic environment

•

Ongoing COVID-19 related expenses primarily in our Bell Wireline segment, including employee redeployment costs, purchase of personal protective equipment (PPE) and incremental building cleaning costs and supplies

The recent resurgence in new COVID-19 cases has caused certain provincial governments to re-introduce some restrictive measures including mandatory closures of certain types of businesses and additional restrictions on social gatherings. Due to uncertainties relating to the severity and duration of the COVID-19 pandemic, including the current resurgence and possible future resurgences in the number of COVID-19 cases, and various potential outcomes, we are not able at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Our business and financial results could continue to be significantly and negatively impacted in future periods. The extent to which the COVID-19 pandemic will continue to adversely impact us will depend on future developments that are unknown and cannot be predicted, as well as new information which may emerge concerning the severity, duration and resurgences of the COVID-19 pandemic and the actions required to contain the coronavirus or remedy its impacts, among others. Any of the developments and risks referred to in this MD&A, including, in particular, in section 7, Business risks – Update to the description of business risks, of this MD&A, and others arising from the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation.

Given this unprecedented and highly uncertain environment, BCE withdrew on May 6, 2020 all of its 2020 financial guidance that it announced on February 6, 2020, as well as all of its business outlooks and assumptions set out in the BCE 2019 Annual MD&A, its February 6, 2020 earnings news release and the BCE 2019 AIF including, without limitation, those included in section 1.4, Capital markets strategy, in section 2, Strategic imperatives, in section 3.2, Business outlook and assumptions and under the headings Competitive landscape and industry trends and Business outlook and assumptions included in section 5, Business segment analysis, of the BCE 2019 Annual MD&A.

However, BCE’s underlying business fundamentals remain strong. Our strong liquidity position, underpinned by a healthy balance sheet, substantial free cash flow generation and access to the debt and bank capital markets, is expected to provide significant financial flexibility to execute on our planned capital expenditures and sustain BCE’s common share dividend payments for the foreseeable future.

2             BCE Inc. 2020 Third Quarter Shareholder Report

1 MD&A Overview

1.1    Financial highlights

On June 1, 2020, BCE announced that it had entered into an agreement to sell substantially all of its data centre operations in an all-cash transaction valued at $1.04 billion.

We have reclassified amounts related to the announced sale for the previous periods to discontinued operations in our consolidated income statements and consolidated statements of cash flows to make them consistent with the presentation for the current period. We have also reclassified the assets and liabilities of the data centre operations to be sold as held for sale in our consolidated statements of financial position at September 30, 2020, measured at their carrying amount, which is lower than the estimated fair value less costs to sell. Property, plant and equipment and intangible assets included in assets held for sale are no longer depreciated or amortized effective June 1, 2020.

Subsequent to quarter end, we completed the previously announced sale for cash proceeds of approximately $940 million (net of debt and other items), and expect to record a gain on sale of approximately $220 million in Q4 2020. The capital gain as a result of the sale is expected to be mainly offset by the recognition of previously unrecorded capital loss carry forwards.

In Q2 2020, we updated our definitions of adjusted net earnings (1), adjusted EPS (1) and free cash flow (1) to exclude the impacts of discontinued operations as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. As a result of this change, prior periods have been restated for comparative purposes. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs), for more details.

To align with changes in how we manage our business and assess performance, the operating results of our public safety land radio network business are now included within our Bell Wireline segment effective January 1, 2020, with prior periods restated for comparative purposes. Previously, these results were included within our Bell Wireless segment. Our public safety land radio network business, which builds and manages land mobile radio networks primarily for the government sector, is now managed by our Bell Business Markets team in order to better serve our customers with end-to-end communications solutions.

BCE Q3 2020 SELECTED QUARTERLY INFORMATION

Operating revenues	Net earnings	Adjusted EBITDA (1)
$5,787	$740	$2,454
million	million	million
(2.6%) vs. Q3 2019	(19.7%) vs. Q3 2019	(4.4%) vs. Q3 2019

Net earnings attributable	Adjusted net earnings	Cash flows from	Free cash flow
to common shareholders		operating activities
$692	$712	$2,110	$1,034
million	million	million	million
(20.2%) vs. Q3 2019	(12.3%) vs. Q3 2019	(6.6%) vs. Q3 2019	(11.5%) vs. Q3 2019
BCE CUSTOMER CONNECTIONS
Wireless	Retail high-speed Internet	Retail television (TV)	Retail residential network
Total			access services (NAS) lines
+3.1%	+4.0%	(1.2%)	(7.9%)
10.1 million subscribers	3.7 million subscribers	2.7 million subscribers	2.5 million subscribers
at September 30, 2020	at September 30, 2020	at September 30, 2020	at September 30, 2020

(1)

Adjusted net earnings, adjusted EPS, free cash flow and adjusted EBITDA are non-GAAP financial measures and do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted net earnings and adjusted EPS, Free cash flow and dividend payout ratio and Adjusted EBITDA and adjusted EBITDA margin, in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.

BCE Inc. 2020 Third Quarter Shareholder Report         3

1 MD&A Overview

BCE INCOME STATEMENTS – SELECTED INFORMATION

	Q3 2020	Q3 2019	$ CHANGE	% CHANGE	YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Operating revenues

Service	4,924	5,141	(217)	(4.2%)	14,742	15,331	(589)	(3.8%)

Product	863	799	64	8.0%	2,039	2,187	(148)	(6.8%)

Total operating revenues	5,787	5,940	(153)	(2.6%)	16,781	17,518	(737)	(4.2%)

Operating costs	(3,333)	(3,372)	39	1.2%	(9,578)	(9,996)	418	4.2%

Adjusted EBITDA	2,454	2,568	(114)	(4.4%)	7,203	7,522	(319)	(4.2%)
Adjusted EBITDA margin (1)	42.4%	43.2%		(0.8) pts	42.9%	42.9%		–

Net earnings from continuing operations attributable to:

Common shareholders	686	859	(173)	(20.1%)	1,594	2,344	(750)	(32.0%)

Preferred shareholders	32	37	(5)	(13.5%)	104	113	(9)	(8.0%)

Non-controlling interest	16	18	(2)	(11.1%)	54	49	5	10.2%

Net earnings from continuing operations	734	914	(180)	(19.7%)	1,752	2,506	(754)	(30.1%)

Net earnings from discontinued operations	6	8	(2)	(25.0%)	15	24	(9)	(37.5%)

Net earnings	740	922	(182)	(19.7%)	1,767	2,530	(763)	(30.2%)

Net earnings attributable to:

Common shareholders	692	867	(175)	(20.2%)	1,609	2,368	(759)	(32.1%)

Preferred shareholders	32	37	(5)	(13.5%)	104	113	(9)	(8.0%)

Non-controlling interest	16	18	(2)	(11.1%)	54	49	5	10.2%

Net earnings	740	922	(182)	(19.7%)	1,767	2,530	(763)	(30.2%)

Adjusted net earnings	712	812	(100)	(12.3%)	1,999	2,335	(336)	(14.4%)

Net earnings from continuing operations per common share	0.76	0.96	(0.20)	(20.8%)	1.76	2.61	(0.85)	(32.6%)

Net earnings from discontinued operations per common share	0.01	–	0.01	n.m.	0.02	0.02	–	–

Net earnings per common share (EPS)	0.77	0.96	(0.19)	(19.8%)	1.78	2.63	(0.85)	(32.3%)

Adjusted EPS	0.79	0.91	(0.12)	(13.2%)	2.21	2.60	(0.39)	(15.0%)

n.m.: not meaningful

(1) Adjusted EBITDA margin is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Adjusted EBITDA and adjusted EBITDA margin in this MD&A for more details, including reconciliations to the most comparable IFRS financial measure.

BCE STATEMENTS OF CASH FLOWS – SELECTED INFORMATION

	Q3 2020	Q3 2019	$ CHANGE	% CHANGE	YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Cash flows from operating activities	2,110	2,258	(148)	(6.6%)	6,123	5,867	256	4.4%

Capital expenditures	(1,031)	(1,009)	(22)	(2.2%)	(2,708)	(2,824)	116	4.1%

Free cash flow	1,034	1,169	(135)	(11.5%)	3,256	2,864	392	13.7%

Q3 2020 FINANCIAL HIGHLIGHTS

BCE revenues decreased by 2.6% in Q3 2020, compared to the same period last year. This represented a significant improvement over Q2 2020 performance driven by the gradual reopening of businesses and resumption of commercial activity. However, we did not return to pre-COVID levels of performance as the pandemic continued to adversely affect all three of our operating segments with a more pronounced impact on media advertising revenues, wireless outbound roaming revenues and product volumes. Q3 2020 service revenues decreased by 4.2% year over year, driven by lower wireless service revenues, the continued erosion in our voice, satellite TV and legacy data revenues, as well as reduced media advertising and subscriber revenues, moderated by the continued growth of our postpaid and prepaid wireless, retail Internet, and Internet protocol television (IPTV) subscriber bases, along with the flow-through of rate increases. Product revenues increased by 8.0% year over year, primarily due to higher sales of premium devices and higher handset prices in our wireless segment, moderated by lower equipment sales to large enterprise customers attributable to the COVID-19 pandemic.

Net earnings decreased by 19.7% in the third quarter of 2020, compared to the same period last year, mainly due to lower adjusted EBITDA, higher other expense and higher net depreciation and amortization, partly offset by lower income taxes.

BCE’s adjusted EBITDA decreased by 4.4% in Q3 2020, compared to the same period last year. This represented a significant improvement over Q2 2020 performance. However, we continued to be unfavourably impacted by the COVID-19 pandemic with declines across all three of our segments. This resulted in an adjusted EBITDA margin of 42.4% in Q3 2020, down 0.8 pts compared to 43.2% in Q3 2019, mainly from lower service revenue flow-through, and a higher proportion of low-margin product sales in our revenue base.

4             BCE Inc. 2020 Third Quarter Shareholder Report

1 MD&A Overview

BCE’s EPS of $0.77 in Q3 2020 decreased by $0.19 compared to the same period last year.

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI), adjusted net earnings in the third quarter of 2020 was $712 million, or $0.79 per common share, compared to $812 million, or $0.91 per common share, for the same period last year.

Cash flows from operating activities in the third quarter of 2020 decreased by $148 million, compared to the same period last year, mainly due to higher income taxes paid in Q3 2020 from the deferral of Q1 and Q2 2020 tax payments due to government relief measures related to COVID-19 and lower adjusted EBITDA, partly offset by higher cash from working capital due in part to timing of supplier payments.

Free cash flow in Q3 2020 decreased by $135 million, compared to the same period last year, mainly due to lower cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid, and higher capital expenditures.

1.2    Key corporate and business developments

BELL MEDIA LEADERSHIP CHANGE

On October 19, 2020, BCE announced that Bell Group President and Vice Chair Wade Oosterman will assume operational leadership of Bell Media in 2021 following the departure of Bell Media President Randy Lennox on January 4, 2021. Mr. Oosterman has also served as Bell’s Chief Brand Officer since he joined the company. As he focuses fully on his role at Bell Media, we announced that Senior Vice-President, Brand Devorah Lithwick has been appointed Senior Vice-President & Chief Brand Officer, effective January 2021.

Mr. Oosterman joined Bell in 2006 as President of Bell Mobility and Chief Brand Officer, and was promoted to President of Mobility and Residential Services in 2010, to Group President – responsible for strategic direction of Bell’s wireless, residential and media segments – in 2015, and additionally as Bell Vice Chair in 2018.

SALE OF DATA CENTRES COMPLETED

Subsequent to quarter end, BCE completed its sale of 25 data centres at 13 sites to global interconnection and data centre company Equinix, Inc. (Equinix). Bell will continue to own and operate 5 other data centres that are located in its network central offices in Calgary, Halifax, Saint John, St. John’s and Toronto. This all-cash transaction valued at $1.04 billion reinforces Bell’s strategy to focus investment on network infrastructure, content and service innovation. As part of the transaction, Bell Business Markets became the first Equinix Platinum Partner in Canada, providing Bell enterprise clients with access to the international scale of Equinix’s advanced integrated network and cloud solutions.

NORMAL COURSE ISSUER BID FOR BCE FIRST PREFERRED SHARES

On November 4, 2020, BCE’s Board of Directors authorized the company to commence a NCIB to purchase for cancellation up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares (Preferred Shares) that are listed on the Toronto Stock Exchange (TSX). The NCIB will extend from November 9, 2020 to November 8, 2021, or an earlier date should BCE complete its purchases under the NCIB.

Under the NCIB, BCE is authorized to repurchase up to 800,000 Series R Preferred Shares, 351,344 Series S Preferred Shares, 448,655 Series T Preferred Shares, 808,149 Series Y Preferred Shares, 191,850 Series Z Preferred Shares, 1,139,839 Series AA Preferred Shares, 860,015 Series AB Preferred Shares, 1,002,969 Series AC Preferred Shares, 997,030 Series AD Preferred Shares, 651,531 Series AE Preferred Shares, 948,468 Series AF Preferred Shares, 498,535 Series AG Preferred Shares, 901,464 Series AH Preferred Shares, 594,988 Series AI Preferred Shares, 805,011 Series AJ Preferred Shares, 2,274,592 Series AK Preferred Shares, 225,407 Series AL Preferred Shares, 954,661 Series AM Preferred Shares, 195,338 Series AN Preferred Shares, 460,000 Series AO Preferred Shares and 920,000 Series AQ Preferred Shares, representing approximately 10% of the public float in respect of each series of Preferred Shares.

The actual number of Preferred Shares to be repurchased under the NCIB and the timing of such repurchases will be at BCE’s discretion and shall be subject to the limitations set out by the TSX.

BCE is making this NCIB because it believes that, from time to time, the Preferred Shares may trade in price ranges that do not fully reflect their value. BCE believes that, in such circumstances, the repurchase of its Preferred Shares represents an appropriate use of its available funds.

A copy of BCE’s Notice of Intention to Commence a Normal Course Issuer Bid through the facilities of the TSX may be obtained, without charge, by contacting BCE’s Investor Relations department at investor.relations@bce.ca or by phone at 1-800-339-6353.

PUBLIC DEBT OFFERING AND REDEMPTIONS

On August 14, 2020, Bell Canada completed a public offering of $750 million of medium term note (MTN) debentures pursuant to its MTN program. The $750 million Series M-53 MTN debentures will mature on August 16, 2027 and carry an annual interest rate of 1.65%. The MTN debentures are fully and unconditionally guaranteed by BCE Inc. The net proceeds of the offering were used to fund the early redemption on September 14, 2020 of Bell Canada’s $750 million principal amount of 3.15% Series M-30 MTN debentures due September 29, 2021.

On October 6, 2020, Bell Canada announced it will redeem, on November 6, 2020, prior to maturity, all of its outstanding $850 million principal amount of 2.00% Series M-42 MTN debentures due October 1, 2021.

BCE Inc. 2020 Third Quarter Shareholder Report         5

1 MD&A Overview

BELL JOINS GENDER AND DIVERSITY KPI ALLIANCE

Bell joined more than 50 global corporations and organizations as part of the groundbreaking Gender and Diversity KPI Alliance (GDKA) to support the adoption and use of the following set of KPIs to measure and improve diversity throughout the organization:

•	Percentage of representation on our board

•	Percentage of representation on our team

•	Pay equality: the ratio of compensation by employee category

The KPIs provide participants with a closer look at underrepresented groups in their organizations and were developed from the work of the World Economic Forum International Business Council, the Global Reporting Initiative, and other advocates.

APPOINTMENT TO BCE’S BOARD OF DIRECTORS

On November 4, 2020, Louis P. Pagnutti was appointed to the BCE Board of Directors. Mr. Pagnutti was Global Managing Partner Business Enablement of EY (an accounting firm) and a member of EY’s Global Executive Board until his retirement in September 2020. As Global Managing Partner, he was responsible for EY’s business functions across the globe. From 2004 until 2010, he was Chairman and Chief Executive Officer of EY Canada and a member of the EY Americas Executive Board. He was EY Asia-Pacific Area Managing Partner from 2010 to 2013. A Chartered Accountant who was honored with a Fellow Chartered Accountant designation in 2006, Mr. Pagnutti holds an Honors Bachelor of Commerce degree from Laurentian University, Ontario. He has served on the Sunnybrook Hospital Foundation and Pathways to Education boards.

1.3    Assumptions

The forward-looking statements set out in this MD&A are based on certain assumptions including, without limitation, the following assumptions. Due to uncertainties relating to the severity and duration of the COVID-19 pandemic, including the current resurgence and possible future resurgences in the number of COVID-19 cases, and various potential outcomes, we are not able at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Accordingly, the assumptions outlined in this MD&A and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate. The extent to which the COVID-19 pandemic will continue to adversely impact our business, financial condition, liquidity and financial results will depend on future developments that are unknown and cannot be predicted, as well as new information which may emerge concerning the severity, duration and resurgences of the COVID-19 pandemic and the actions required to contain the coronavirus or remedy its impacts, among others. Readers should also refer to section 7, Business risks, of this MD&A for a description of risk factors including, without limitation, those relating to the COVID-19 pandemic, which could cause any of our assumptions, and related forward-looking statements, not to materialize.

ASSUMPTIONS

•

Our liquidity from our cash and cash equivalents balance, the remaining capacity under our committed credit facilities, our cash flows from operations, continued access to the public capital, bank credit and commercial paper markets based on investment-grade credit ratings, and continued access to our securitized trade receivables programs, will be sufficient to meet our cash requirements for the foreseeable future

•	No material financial, operational or competitive consequences of changes in regulations affecting any of our business segments

6             BCE Inc. 2020 Third Quarter Shareholder Report

2 MD&A Consolidated financial analysis

2    Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in Q3 and YTD 2020 compared with Q3 and YTD 2019. It focuses on BCE’s consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 3, Business segment analysis.

2.1   BCE consolidated income statements

	Q3 2020	Q3 2019	$ CHANGE	% CHANGE		YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Operating revenues

Service	4,924	5,141	(217)	(4.2%)		14,742	15,331	(589)	(3.8%)

Product	863	799	64	8.0%		2,039	2,187	(148)	(6.8%)

Total operating revenues	5,787	5,940	(153)	(2.6%)		16,781	17,518	(737)	(4.2%)

Operating costs	(3,333)	(3,372)	39	1.2%		(9,578)	(9,996)	418	4.2%

Adjusted EBITDA	2,454	2,568	(114)	(4.4%)		7,203	7,522	(319)	(4.2%)

Adjusted EBITDA margin	42.4%	43.2%		(0.8) p	ts	42.9%	42.9%		–

Severance, acquisition and other costs	(26)	(23)	(3)	(13.0%)		(64)	(86)	22	25.6%

Depreciation	(876)	(852)	(24)	(2.8%)		(2,603)	(2,604)	1	–

Amortization	(232)	(225)	(7)	(3.1%)		(696)	(662)	(34)	(5.1%)

Finance costs

Interest expense	(279)	(280)	1	0.4%		(836)	(840)	4	0.5%

Interest on post-employment benefit obligations	(12)	(16)	4	25.0%		(35)	(47)	12	25.5%

Impairment of assets	(4)	(1)	(3)	n.m.		(460)	(6)	(454)	n.m.

Other (expense) income	(29)	62	(91)	n.m.		(156)	113	(269)	n.m.

Income taxes	(262)	(319)	57	17.9		(601)	(884)	283	32.0%

Net earnings from continuing operations	734	914	(180)	(19.7%)		1,752	2,506	(754)	(30.1%)

Net earnings from discontinued operations	6	8	(2)	(25.0%)		15	24	(9)	(37.5%)

Net earnings	740	922	(182)	(19.7%)		1,767	2,530	(763)	(30.2%)

Net earnings from continuing operations attributable to:

Common shareholders	686	859	(173)	(20.1%)		1,594	2,344	(750)	(32.0%)

Preferred shareholders	32	37	(5)	(13.5%)		104	113	(9)	(8.0%)

Non-controlling interest	16	18	(2)	(11.1%)		54	49	5	10.2%

Net earnings from continuing operations	734	914	(180)	(19.7%)		1,752	2,506	(754)	(30.1%)

Net earnings attributable to:

Common shareholders	692	867	(175)	(20.2%)		1,609	2,368	(759)	(32.1%)

Preferred shareholders	32	37	(5)	(13.5%)		104	113	(9)	(8.0%)

Non-controlling interest	16	18	(2)	(11.1%)		54	49	5	10.2%

Net earnings	740	922	(182)	(19.7%)		1,767	2,530	(763)	(30.2%)

Adjusted net earnings	712	812	(100)	(12.3%)		1,999	2,335	(336)	(14.4%)

Net earnings per common share

Continuing operations	0.76	0.96	(0.20)	(20.8%)		1.76	2.61	(0.85)	(32.6%)

Discontinued operations	0.01	–	0.01	n.m.		0.02	0.02	–	–

Net earnings per common share	0.77	0.96	(0.19)	(19.8%)		1.78	2.63	(0.85)	(32.3%)

Adjusted EPS	0.79	0.91	(0.12)	(13.2%)		2.21	2.60	(0.39)	(15.0%)

n.m.: not meaningful

BCE Inc. 2020 Third Quarter Shareholder Report         7

2 MD&A Consolidated financial analysis

2.2 Customer connections BCE NET ACTIVATIONS (LOSSES)

	Q3 2020	Q3 2019	% CHANGE	YTD 2020	YTD 2019	% CHANGE

Wireless subscribers net activations	128,168	204,067	(37.2%)	182,465	391,827	(53.4%)

Postpaid	87,529	127,172	(31.2%)	132,811	280,356	(52.6%)

Prepaid	40,639	76,895	(47.2%)	49,654	111,471	(55.5%)

Wireline retail high-speed Internet subscribers net activations	62,859	58,137	8.1%	104,477	100,222	4.2%

Wireline retail TV subscribers net (losses) activations	(296)	4,842	(106.1%)	(34,395)	5,632	(710.7%)

IPTV	18,837	31,746	(40.7%)	18,085	69,437	(74.0%)

Satellite	(19,133)	(26,904)	28.9%	(52,480)	(63,805)	17.7%

Wireline retail residential NAS lines net losses	(49,792)	(65,656)	24.2%	(159,792)	(205,215)	22.1%

Total services net activations	140,939	201,390	(30.0%)	92,755	292,466	(68.3%)

TOTAL BCE CUSTOMER CONNECTIONS

	Q3 2020	Q3 2019	% CHANGE

Wireless subscribers	10,140,427	9,834,380	3.1%

Postpaid	9,292,751	9,038,341	2.8%

Prepaid	847,676	796,039	6.5%

Wireline retail high-speed Internet subscribers	3,660,078	3,519,962	4.0%

Wireline retail TV subscribers	2,738,069	2,772,043	(1.2%)

IPTV	1,785,267	1,745,143	2.3%

Satellite	952,802	1,026,900	(7.2%)

Wireline retail residential NAS lines	2,537,691	2,755,593	(7.9%)

Total services subscribers	19,076,265	18,881,978	1.0%

BCE had 140,939 net retail customer activations in Q3 2020, declining by 30.0% compared to the same period last year. The net retail customer activations in Q3 2020 consisted of:

•	87,529 postpaid wireless net customer activations, and 40,639 prepaid wireless net customer activations

•	62,859 retail high-speed Internet net customer activations

•	296 retail TV net customer losses comprised of 19,133 retail satellite TV net customer losses, moderated by 18,837 retail IPTV net customer activations

•	49,792 retail residential NAS net losses

During the first nine months of the year, BCE had 92,755 net retail customer activations, decreasing by 68.3% year over year. The net retail customer activations in the first nine months of the year consisted of:

•	132,811 postpaid wireless net customer activations, and 49,654 prepaid wireless net customer activations

•	104,477 retail high-speed Internet net customer activations

•	34,395 retail TV net customer losses comprised of 52,480 retail satellite TV net customer losses, offset in part by 18,085 retail IPTV net customer activations

•	159,792 retail residential NAS net losses

At September 30 2020, BCE retail customer connections totaled 19,076,265, up 1.0% year over year, and consisted of the following:

•	10,140,427 wireless subscribers, up 3.1% compared to Q3 2019, comprised of 9,292,751 postpaid subscribers, an increase of 2.8% over last year, and 847,676 prepaid subscribers, up 6.5% year over year

•	3,660,078 retail high-speed Internet subscribers, 4.0% higher than last year

•

2,738,069 total retail TV subscribers, down 1.2% compared to Q3 2019, comprised of 1,785,267 retail IPTV subscribers, up 2.3% year over year, and 952,802 retail satellite TV subscribers, down 7.2% year over year

•	2,537,691 retail residential NAS lines, a decline of 7.9% compared to Q3 2019

8             BCE Inc. 2020 Third Quarter Shareholder Report

2 MD&A Consolidated financial analysis

2.3  Operating revenues

BCE Revenues (in $ millions)	BCE Revenues (in $ millions)

	Q3 2020	Q3 2019	$ CHANGE	% CHANGE	YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Bell Wireless	2,318	2,310	8	0.3%	6,275	6,547	(272)	(4.2%)

Bell Wireline	3,032	3,057	(25)	(0.8%)	9,111	9,182	(71)	(0.8%)

Bell Media	628	751	(123)	(16.4%)	1,959	2,338	(379)	(16.2%)

Inter-segment eliminations	(191)	(178)	(13)	(7.3%)	(564)	(549)	(15)	(2.7%)

Total BCE operating revenues	5,787	5,940	(153)	(2.6%)	16,781	17,518	(737)	(4.2%)

BCE

Total operating revenues at BCE decreased by 2.6% in Q3 2020, and by 4.2% in the first nine months of the year, compared to the same periods in 2019. Although revenue performance has improved significantly compared to Q2 2020 due to the gradual reopening of businesses and resumption of commercial activity, we have not yet returned to pre-COVID levels of performance as the pandemic continues to adversely affect revenues with a more pronounced impact on media advertising revenues, as well as wireless outbound roaming revenues and product volumes. BCE service revenues of $4,924 million in Q3 2020 and $14,742 million in the first nine months of the year, declined by 4.2% and 3.8%, respectively, over the same periods in 2019. BCE product revenues of $863 million in Q3 2020 increased by 8.0% over Q3 2019, while year-to-date product revenues of $2,039 million declined by 6.8% over the same period last year. Wireless operating revenues increased by 0.3% in Q3 2020 compared to the same period last year, driven by higher product revenues of 11.9%, offset in part by reduced service revenues of 4.3%. Year-to-date wireless operating revenues decreased by 4.2% due to both lower service and product revenues of 3.4% and 6.2%, respectively. Wireline operating revenues declined by 0.8% in both Q3 2020 and in the first nine months of the year, compared to the same periods in 2019, driven by lower service revenues of 0.4% in both periods, from reduced voice revenues, moderated by higher data revenues, along with product revenue declines of 10.4% in the quarter and 9.3% year to date. Bell Media operating revenues declined by 16.4% in Q3 2020 and by 16.2% in the first nine months of the year, compared to the same periods in 2019, due to lower advertising and subscriber revenues.

BCE Inc. 2020 Third Quarter Shareholder Report         9

2 MD&A Consolidated financial analysis

2.4  Operating costs

BCE	BCE
Operating cost profile	Operating cost profile

Q3 2019	Q3 2020

BCE	BCE
Operating cost profile	Operating cost profile

YTD 2019	YTD 2020

	Q3 2020	Q3 2019	$ CHANGE	% CHANGE	YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Bell Wireless	(1,362)	(1,310)	(52)	(4.0%)	(3,512)	(3,687)	175	4.7%

Bell Wireline	(1,712)	(1,715)	3	0.2%	(5,177)	(5,165)	(12)	(0.2%)

Bell Media	(450)	(525)	75	14.3%	(1,453)	(1,693)	240	14.2%

Inter-segment eliminations	191	178	13	7.3%	564	549	15	2.7%

Total BCE operating costs	(3,333)	(3,372)	39	1.2%	(9,578)	(9,996)	418	4.2%

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(2)

Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology (IT) costs, professional service fees and rent.

BCE

Total BCE operating costs decreased by 1.2% in Q3 2020, and by 4.2% in the first nine months of the year, compared to the same periods in 2019. The year-over-year decline in Q3 2020 was driven by lower costs in Bell Media of 14.3% and in Bell Wireline of 0.2%, partly offset by increased costs in Bell Wireless of 4.0%. The year-over-year reduction in expenses during the first nine months of the year was attributable to lower costs in Bell Media of 14.2% and Bell Wireless of 4.7%, partly offset by higher costs in Bell Wireline of 0.2%. The decline in operating expenses is primarily attributable to reduced costs associated with the revenue decline.

10             BCE Inc. 2020 Third Quarter Shareholder Report

2 MD&A Consolidated financial analysis

2.5  Net earnings

BCE	BCE
Net earnings	Net earnings

(in $ millions)	(in $ millions)

Net earnings in the third quarter and on a year-to-date basis in 2020 decreased by 19.7% and 30.2%, respectively, compared to the same periods in 2019, mainly due to lower adjusted EBITDA, higher other expense and higher net depreciation and amortization, partly offset by lower income taxes. Additionally, on a year-to-date basis in 2020, the decrease in net earnings was impacted by a $454 million increase in impairment of assets primarily related to certain English and French TV services as well as various radio markets within our Bell Media segment.

2.6  Adjusted EBITDA

BCE	BCE
Adjusted EBITDA	Adjusted EBITDA

(in $ millions)	(in $ millions)

	Q3 2020	Q3 2019	$ CHANGE	% CHANGE	YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Bell Wireless	956	1,000	(44)	(4.4%)	2,763	2,860	(97)	(3.4%)

Bell Wireline	1,320	1,342	(22)	(1.6%)	3,934	4,017	(83)	(2.1%)

Bell Media	178	226	(48)	(21.2%)	506	645	(139)	(21.6%)

Total BCE adjusted EBITDA	2,454	2,568	(114)	(4.4%)	7,203	7,522	(319)	(4.2%)

BCE

BCE’s adjusted EBITDA decreased by 4.4% in Q3 2020, and by 4.2% during the first nine months of the year, compared to the same periods in 2019. This represented a significant improvement in performance across all three of our segments, compared to Q2 2020, driven by the gradual reopening of businesses and resumption of commercial activity. However, we did not return to pre-COVID performance levels as the pandemic continued to unfavourably impact adjusted EBITDA in the quarter. Adjusted EBITDA margin of 42.4% in Q3 2020, declined 0.8 pts over the same period last year, mainly resulting from reduced service revenue flow-through, and an increased proportion of low-margin product sales in our revenue base, partly offset by lower operating expenses. In the first nine months of the year, the adjusted EBITDA margin of 42.9% remained unchanged compared to last year.

BCE Inc. 2020 Third Quarter Shareholder Report         11

2 MD&A Consolidated financial analysis

2.7  Severance, acquisition and other costs

2020

Severance, acquisition and other costs of $26 million in the third quarter of 2020 and $64 million on a year-to-date-basis included:

•	Severance costs of $19 million in Q3 2020 and $29 million on a year-to-date basis related to involuntary and voluntary employee terminations

•	Acquisition and other costs of $7 million in Q3 2020 and $35 million on a year-to-date basis

2019

Severance, acquisition and other costs of $23 million in the third quarter of 2019 and $86 million on a year-to-date basis included:

•	Severance costs of $10 million in Q3 2019 and $37 million on a year-to-date basis related to involuntary and voluntary employee terminations

•	Acquisition and other costs of $13 million in Q3 2019 and $49 million on a year-to-date basis

2.8  Depreciation and amortization

DEPRECIATION

Depreciation in the third quarter increased by $24 million compared to the same period in 2019, mainly due to a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV services.

Depreciation on a year-to-date basis in 2020 decreased by $1 million compared to the same period in 2019, mainly due to an increase in the estimate of useful lives of certain assets as a result of our ongoing annual review process, partly offset by a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV services.

AMORTIZATION

Amortization in the third quarter and on a year-to-date basis in 2020 increased by $7 million and $34 million, respectively, compared to the same periods in 2019, mainly due to a higher asset base.

2.9  Finance costs

INTEREST EXPENSE

Interest expense in the third quarter and on a year-to-date basis in 2020 decreased by $1 million and $4 million, respectively, compared to the same periods last year, mainly due to lower average interest rates, partly offset by higher average debt levels.

INTEREST ON POST-EMPLOYMENT BENEFIT OBLIGATIONS

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. On January 1, 2020, the discount rate was 3.1% compared to 3.8% on January 1, 2019.

In the third quarter and on a year-to-date basis in 2020, interest expense on post-employment benefit obligations decreased by $4 million and $12 million, respectively, compared to the same periods last year, due to a lower discount rate and a lower net post-employment benefit obligation at the beginning of the year.

The impacts of changes in market conditions during the year are recognized in other comprehensive (loss) income (OCI).

2.10  Impairment of assets

During the second quarter of 2020, we identified indicators of impairment for certain of our Bell Media TV services and radio markets, notably declines in advertising revenues, lower subscriber revenues and overall increases in discount rates resulting from the economic impact of the COVID-19 pandemic. Accordingly, impairment testing was required for certain groups of cash-generating units (CGUs) as well as for goodwill.

During Q2 2020, we recognized $452 million of impairment charges for our English and French TV services as well as various radio markets within our Bell Media segment. These charges included $291 million allocated to indefinite-life intangible assets for broadcast licenses, $146 million allocated to finite-life intangible assets, mainly for program and feature film rights, and $15 million to property, plant and equipment for network and infrastructure and equipment. There was no impairment of Bell Media goodwill.

12             BCE Inc. 2020 Third Quarter Shareholder Report

2 MD&A Consolidated financial analysis

2.11  Other (expense) income

2020

Other expense of $29 million and $156 million in the third quarter and on a year-to-date basis in 2020, respectively, included net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, early debt redemption costs, and losses on operations from our equity investments. These expenses were partly offset by gains on our equity investments, which included gains on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. Additionally, on a year-to-date basis in 2020, other expense included losses on retirements and disposals of property, plant and equipment and intangible assets, which included a loss related to a change in strategic direction of the ongoing development of some of our TV platform assets.

2019

Other income of $62 million in the third quarter of 2019 included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by losses from our equity investments.

Other income of $113 million on a year-to-date basis in 2019 included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by losses from our equity investments, which included BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures, and early debt redemption costs.

2.12  Income taxes

Income taxes in the third quarter and on a year-to-date basis in 2020 decreased by $57 million and $283 million, respectively, compared to the same periods in 2019, mainly due to lower taxable income. On a year-to-date basis in 2020, the decrease was partly offset by a favourable change in the corporate income tax rate in Alberta in Q2 2019.

2.13  Net earnings attributable to common shareholders and EPS

Net earnings attributable to common shareholders in the third quarter and on a year-to-date basis in 2020 of $692 million and $1,609 million, respectively, decreased by $175 million and $759 million, respectively, compared to the same periods last year, mainly due to lower adjusted EBITDA, higher other expense and higher net depreciation and amortization, partly offset by lower income taxes. Additionally, on a year-to-date basis in 2020, the decrease in net earnings was impacted by a $454 million increase in impairment of assets primarily related to certain English and French TV services as well as various radio markets within our Bell Media segment.

BCE’s EPS of $0.77 in Q3 2020 and $1.78 on a year-to-date basis decreased by $0.19 and $0.85, respectively, compared to the same periods last year.

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net gains (losses) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI, adjusted net earnings in the third quarter of 2020 was $712 million, or $0.79 per common share, compared to $812 million, or $0.91 per common share, for the same period last year. Adjusted net earnings in the first nine months of 2020 was $1,999 million, or $2.21 per common share, compared to $2,335 million, or $2.60 per common share, for the first nine months of 2019.

BCE Inc. 2020 Third Quarter Shareholder Report         13

3 MD&A Business segment analysis – Bell Wireless

3    Business segment analysis

3.1   Bell Wireless

KEY BUSINESS DEVELOPMENTS

BROADEST SELECTION OF 5G DEVICES

Bell’s extensive device lineup continued to expand with the addition of a number of new Fourth Generation (4G) long-term evolution (LTE), LTE Advanced (LTE-A) and Fifth Generation (5G) devices from leading handset manufacturers, including the iPhone 12, the Samsung Galaxy Z Fold2 5G, Google’s Pixel 5 and the Samsung Galaxy A21. Bell has the broadest selection of 5G devices in the country and is the only Canadian wireless provider to offer Samsung’s entire roster of 5G smartphones, including the Galaxy S20 5G Series, the Galaxy Note20 5G Series and the Galaxy Z Flip 5G.

The Bell 5G network is now available in Montréal, the Greater Toronto Area, Calgary, Edmonton and Vancouver, with expansion planned for other centres across the country. Outside 5G coverage areas, customers have seamless connections to Bell’s award-winning 4G LTE network that reaches more than 99% of the national population.

FINANCIAL PERFORMANCE ANALYSIS

Q3 2020 PERFORMANCE HIGHLIGHTS

Bell Wireless	Bell Wireless
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Bell Wireless	Bell Wireless
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

14             BCE Inc. 2020 Third Quarter Shareholder Report

3 MD&A Business segment analysis – Bell Wireless

Total subscriber growth	Postpaid net activations	Prepaid net activations
+3.1%	87,529	40,639
Q3 2020 vs. Q3 2019	in Q3 2020	in Q3 2020

Postpaid churn in Q3 2020	Blended average billing per user (ABPU) (1) per month
1.04%	(6.0%)
improved 0.08 pts vs. Q3 2019	Q3 2020: $65.74 Q3 2019: $69.94

(1)

In Q1 2020, we updated our definition of ABPU to include monthly billings related to device financing receivables owing from customers on contract. Consequently, we restated previously reported 2019 ABPU for comparability. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs), in this MD&A for the definition of ABPU.

BELL WIRELESS RESULTS

REVENUES

	Q3 2020	Q3 2019	$ CHANGE	% CHANGE	YTD 2020	YTD 2019	$ CHANGE	% CHANGE

External service revenues	1,563	1,633	(70)	(4.3%)	4,579	4,741	(162)	(3.4%)

Inter-segment service revenues	12	13	(1)	(7.7%)	36	37	(1)	(2.7%)

Total operating service revenues	1,575	1,646	(71)	(4.3%)	4,615	4,778	(163)	(3.4%)

External product revenues	742	664	78	11.7%	1,657	1,766	(109)	(6.2%)

Inter-segment product revenues	1	–	1	n.m.	3	3	–	–

Total operating product revenues	743	664	79	11.9%	1,660	1,769	(109)	(6.2%)

Total Bell Wireless revenues	2,318	2,310	8	0.3%	6,275	6,547	(272)	(4.2%)

n.m.: not meaningful

Bell Wireless operating revenues increased by 0.3% in Q3 2020, compared to the same period last year, driven by higher product revenues, offset in part by lower service revenues. Year-to-date operating revenues decreased by 4.2%, compared to the same period last year, driven by both lower service and product revenues.

Service revenues decreased by 4.3% in the quarter and by 3.4% year to date, compared to the same periods in 2019, driven by:

•	Lower outbound roaming revenues resulting from reduced customer travel due to the COVID-19 pandemic

•	Reduced data overages driven by greater customer adoption of monthly plans with higher data thresholds, including unlimited and shareable plans

•	Customer accommodations, including delayed implementation of price increases and revenue credits due to the financial difficulty experienced by customers as a result of the COVID-19 pandemic

These factors were partly offset by the continued growth in our postpaid and prepaid subscriber base combined with the flow-through of rate increases.

Product revenues increased by 11.9% in Q3 2020, compared to the same period last year, driven by:

•	Increased sales of premium devices and higher handset prices

•	Higher consumer electronic sales at The Source (Bell) Electronics Inc. (The Source) from increased online shopping as a result of the COVID-19 pandemic

These factors were partly offset by:

•

A reduction in gross subscriber activity from reduced traffic in our retail distribution channels and lower back to school activity as a result of the COVID-19 pandemic. This was moderated by higher upgrade volumes.

Year-to-date product revenues declined by 6.2%, compared to the same period last year, as the lower year-over year gross activations and upgrade volumes driven by the COVID-19 pandemic and reduced in-store consumer electronic sales at The Source, more than offset the favourable factors indicated above.

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2020	Q3 2019	$ CHANGE	% CHANGE		YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Operating costs	(1,362)	(1,310)	(52)	(4.0%)		(3,512)	(3,687)	175	4.7%

Adjusted EBITDA	956	1,000	(44)	(4.4%)		2,763	2,860	(97)	(3.4%)

Total adjusted EBITDA margin	41.2%	43.3%		(2.1) p	ts	44.0%	43.7%		0.3 pt	s

BCE Inc. 2020 Third Quarter Shareholder Report         15

3 MD&A Business segment analysis – Bell Wireless

Bell Wireless operating costs increased by 4.0% in Q3 2020, compared to the same period in 2019, driven by:

•

Increased product cost of goods sold due to a greater mix of premium devices and higher handset costs, offset in part by lower sales volumes from reduced traffic in our retail distribution channels due to the COVID-19 pandemic

•	Higher network operating costs to support our 5G network

These factors were partly offset by:

•	Lower discretionary spending, mainly on advertising and employee travel as a result of the COVID-19 pandemic

•	Reduced labour costs due to the Canada Emergency Wage Subsidy (CEWS), a wage subsidy program offered by the federal government to eligible employers as a result of the COVID-19 pandemic

Year-to-date operating costs decreased by 4.7%, compared to the same period last year, as a result of lower product cost of goods sold from reduced device sales primarily driven by the COVID-19 pandemic. This was partly offset by a higher bad debt provision moderated by lower write-offs due to accommodations provided to customers as a result of the COVID-19 pandemic. The other factors described above also impacted year-to-date operating costs.

Bell Wireless adjusted EBITDA decreased by 4.4% in Q3 2020 and by 3.4% in the first nine months of the year, compared to the same periods in 2019, mainly driven by the flow-through of the service revenue decline. The Q3 2020 decrease in adjusted EBITDA was impacted by higher operating costs, whereas, the year-to-date decline was moderated by lower operating costs. Adjusted EBITDA margin, based on wireless operating revenues of 41.2% in Q3 2020 decreased by 2.1 pts, compared to the same period in 2019, driven by greater low-margin product sales in our total revenue base along with lower service revenue flow-through. Year-to-date adjusted EBITDA margin, based on wireless operating revenues of 44.0% increased by 0.3 pts, compared to the same period in 2019, driven by lower operating expenses, offset in part by lower service revenue flow-through.

BELL WIRELESS OPERATING METRICS

	Q3 2020	Q3 2019	CHANGE	% CHANGE		YTD 2020	YTD 2019	CHANGE	% CHANGE

Blended ABPU ($/month) (1)	65.74	69.94	(4.20)	(6.0%)		64.68	68.71	(4.03)	(5.9%)

Gross activations	514,384	593,547	(79,163)	(13.3%)		1,293,513	1,521,498	(227,985)	(15.0%)

Postpaid	365,781	417,966	(52,185)	(12.5%)		891,359	1,113,618	(222,259)	(20.0%)

Prepaid	148,603	175,581	(26,978)	(15.4%)		402,154	407,880	(5,726)	(1.4%)

Net activations	128,168	204,067	(75,899)	(37.2%)		182,465	391,827	(209,362)	(53.4%)

Postpaid	87,529	127,172	(39,643)	(31.2%)		132,811	280,356	(147,545)	(52.6%)

Prepaid	40,639	76,895	(36,256)	(47.2%)		49,654	111,471	(61,817)	(55.5%)

Blended churn % (average per month)	1.28%	1.34%		0.06 pt	s	1.24%	1.31%		0.07 pt	s

Postpaid	1.04%	1.12%		0.08 pt	s	0.95%	1.08%		0.13 pt	s

Prepaid	3.98%	3.89%		(0.09) p	ts	4.54%	4.18%		(0.36) pt	s

Subscribers	10,140,427	9,834,380	306,047	3.1%		10,140,427	9,834,380	306,047	3.1%

Postpaid	9,292,751	9,038,341	254,410	2.8%		9,292,751	9,038,341	254,410	2.8%

Prepaid	847,676	796,039	51,637	6.5%		847,676	796,039	51,637	6.5%

(1)

In Q1 2020, we updated our definition of ABPU to include monthly billings related to device financing receivables owing from customers on contract. Consequently, we restated previously reported 2019 ABPU for comparability. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs), in this MD&A for the definition of ABPU.

Blended ABPU of $65.74 in Q3 2020 and $64.68 year to date, decreased by 6.0% and 5.9%, respectively, compared to the same periods last year, driven by:

•	A decrease in outbound roaming revenues due to reduced travel as a result of the COVID-19 pandemic

•	Lower data overages from increased customer adoption of monthly plans with higher data thresholds

•	Customer accommodations, including delayed implementation of price increases and revenue credits, due to the financial difficulty experienced by customers as a result of the COVID-19 pandemic

•	The dilutive impact from the continued growth in prepaid customers driven by Lucky Mobile, our low-cost prepaid mobile service

These factors were partly offset by:

•	Favourability from monthly billings related to increased adoption of device financing plans

•	The flow-through of rate increases

Total gross wireless activations declined by 13.3% in Q3 2020 and by 15.0% year to date, compared to the same periods in 2019, due to both lower postpaid and prepaid gross activations.

•

Postpaid gross activations decreased by 12.5% in Q3 2020 and by 20.0% year to date, compared to the same periods last year, due to reduced traffic in our retail distribution channels, lower back-to-school activity, and the delayed launch of the new iPhone, as the COVID-19 pandemic continued to unfavourably impact market activity

•

Prepaid gross activations decreased by 15.4% in the current quarter and by 1.4% year to date, compared to the same periods in 2019, driven by reduced traffic in our retail distribution channels due to the COVID-19 pandemic and a particularly strong subscriber performance by Lucky Mobile in 2019

Blended wireless churn improved by 0.06 pts in the quarter and by 0.07 pts in the first nine months of the year, to 1.28% and 1.24%, respectively, compared to the same periods in 2019.

•

Postpaid churn of 1.04% in Q3 2020 and 0.95% year to date, improved by 0.08 pts and 0.13 pts, respectively, compared to the same periods in 2019, driven by lower deactivations from reduced market activity as a result of the COVID-19 pandemic

•

Prepaid churn of 3.98% in Q3 2020 and 4.54% year to date, increased by 0.09 pts and 0.36 pts, respectively, compared to the same periods last year, due to greater deactivations as a result of increased financial difficulties experienced by customers due to the COVID-19 pandemic

16             BCE Inc. 2020 Third Quarter Shareholder Report

3 MD&A Business segment analysis – Bell Wireless

Net activations declined by 37.2% in Q3 2020 and by 53.4% in the first nine months of the year, compared to the same periods in 2019, due to both lower postpaid and prepaid net activations.

•

Postpaid net activations decreased by 31.2% in Q3 2020 and by 52.6% year to date, compared to the same periods last year, driven by lower gross activations, offset in part by reduced customer deactivations

•	Prepaid net activations decreased by 47.2% in the quarter and by 55.5% year to date, compared to the same periods in 2019, due to lower gross activations and greater customer deactivations

Wireless subscribers at September 30, 2020 totaled 10,140,427, an increase of 3.1% compared to the same period last year. This was comprised of 9,292,751 postpaid subscribers and 847,676 prepaid subscribers, an increase of 2.8% and 6.5%, respectively, year over year. At the end of Q3 2020, the proportion of Bell Wireless customers subscribing to our postpaid service remained essentially stable at 92%.

BCE Inc. 2020 Third Quarter Shareholder Report         17

3 MD&A Business segment analysis – Bell Wireline

3.2  Bell Wireline

KEY BUSINESS DEVELOPMENTS

WIRELESS HOME INTERNET EXPANSION WITH FASTER SPEEDS

Bell further accelerated its Wireless Home Internet (WHI) rollout in rural Canada, including an expansion of enhanced 50/10 speeds (50 Megabits per second (Mbps) download/10 Mbps upload) to even more locations. Bell’s WHI buildout is approaching 50% of our target footprint by the end of 2020 with service for an additional 80,000 rural homes. Bell is also bringing WHI service to Atlantic Canada, with access planned for approximately 70,000 households by the end of 2020 and a total of 200,000 locations over the next 2 years. WHI has recently been enhanced to deliver 50/10 access speeds, which will be available to about 70% of connected homes.

LAUNCH OF BELL STREAMER

On August 4, 2020, Bell launched its latest TV innovation, the Bell Streamer, a new all-in-one 4K resolution High Dynamic Range (HDR) streaming device powered by Android TV that enables customers to bring all their favourite live TV, movies and on demand content directly to their big screens with Alt TV and the top streaming services and apps on Google Play. The super compact (6.5cm x 6.5cm) Bell Streamer offers TV customers in Ontario and Québec one-stop access to Alt TV, Crave, CTV, Fibe TV, Netflix, Prime Video, YouTube, DAZN, hayu, CBC Gem, ICI TOU.TV, Tubi and more. Bell Streamer also features Google Play for access to thousands of apps, a remote control with one-button access to Google Assistant, and the ability to cast your own videos and other content from mobile devices to your TV with Chromecast built in.

MOVE VALET MAKES TRANSFERRING BELL SERVICES EASY

Bell introduced Move Valet, a new service that helps customers seamlessly transfer their Internet, TV and home phone services from one residential address to another. Available in Ontario and Québec, Move Valet is the latest advancement in Bell’s strategic imperative to Champion Customer Experience. Move Valet is supported by a dedicated team of Customer Experience specialists providing support 7 days a week to get customers up and running quickly when they move.

BELL LAUNCHES MANAGED CLOUD SECURITY GATEWAY

The new Managed Cloud Security Gateway from Bell Business Markets provides our corporate customers with fully managed Internet protection as a cost-effective, hassle-free service from the cloud. Offered in partnership with Zscaler, the solution provides an advanced and consistent layer of security including protection from botnets, malware, phishing attempts and other threats as well as blocking malicious websites and other fraudulent Internet activity. A strong complement to Bell Virtual Network Services, the Managed Cloud Security Gateway offers customers a fast and secure user experience, simplifies branch operations, and reduces overall cyber security costs for our business customers.

18             BCE Inc. 2020 Third Quarter Shareholder Report

3 MD&A Business segment analysis – Bell Wireline

FINANCIAL PERFORMANCE ANALYSIS

Q3 2020 PERFORMANCE HIGHLIGHTS

Bell Wireline	Bell Wireline
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Bell Wireline	Bell Wireline
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Retail high-speed Internet	Retail high-speed Internet	Retail TV
+4.0%	62,859	(1.2%)
Subscriber growth	Total net subscriber activations	Subscriber decline
Q3 2020 vs. Q3 2019	in Q3 2020	Q3 2020 vs. Q3 2019

Retail IPTV	Retail residential NAS lines
18,837	(7.9%)
Total net subscriber activations in Q3 2020	Subscriber decline Q3 2020 vs. Q3 2019

BCE Inc. 2020 Third Quarter Shareholder Report         19

3 MD&A Business segment analysis – Bell Wireline

BELL WIRELINE RESULTS

REVENUES

	Q3 2020	Q3 2019	$ CHANGE	% CHANGE		YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Data	1,931	1,912	19	1.0%		5,738	5,692	46	0.8%

Voice	839	881	(42)	(4.7%	)	2,574	2,685	(111)	(4.1%	)

Other services	61	61	–	–		181	182	(1)	(0.5%	)

Total external service revenues	2,831	2,854	(23)	(0.8%	)	8,493	8,559	(66)	(0.8%	)

Inter-segment service revenues	80	68	12	17.6%		236	202	34	16.8%

Total operating service revenues	2,911	2,922	(11)	(0.4%	)	8,729	8,761	(32)	(0.4%	)

Data	110	125	(15)	(12.0%	)	346	390	(44)	(11.3%	)

Equipment and other	11	10	1	10.0%		36	31	5	16.1%

Total external product revenues	121	135	(14)	(10.4%	)	382	421	(39)	(9.3%	)

Inter-segment product revenues	–	–	–	–		–	–	–	–

Total operating product revenues	121	135	(14)	(10.4%	)	382	421	(39)	(9.3%	)

Total Bell Wireline revenues	3,032	3,057	(25)	(0.8%	)	9,111	9,182	(71)	(0.8%	)

Bell Wireline operating revenues declined by 0.8% in both Q3 2020 and in the first nine months of the year, compared to the same periods last year, due to ongoing erosion in voice revenues and lower product sales, moderated by growth in data service revenues.

Bell Wireline operating service revenues decreased by 0.4% in both Q3 2020 and in the first nine months of the year, compared to the same periods last year.

•	Data revenues increased by 1.0% in Q3 2020 and by 0.8% in the first nine months of the year, compared to the same periods in 2019, driven by:

•	Growth in retail Internet and IPTV subscribers combined with the flow-through of pricing changes

This was partly offset by:

•	Continued decline in our satellite TV subscriber base

•	Higher acquisition, retention and bundle discounts on residential services

•	Ongoing legacy data erosion

•	Lower business solutions services revenues, attributable to reduced customer spending and delays in accessing customer sites as a result of the COVID-19 pandemic

•	Delayed implementation of planned price increases due to the COVID-19 pandemic

•	Voice revenues declined by 4.7% in Q3 2020 and by 4.1% in the first nine months of the year, compared to the same periods last year, attributable to:

•	Ongoing NAS line erosion due to technological substitution to wireless and Internet based services

•	Large business customer conversions to Internet protocol based data services

•	Delayed implementation of planned price increases and other customer accommodations, due to the COVID-19 pandemic

These factors were partly offset by:

•	Increased usage of conferencing services by business customers due to a greater number of employees working from home as a result of the COVID-19 pandemic

•	Greater sales of international wholesale long distance minutes

•	The flow-through of pricing changes

Bell Wireline operating product revenues decreased by 10.4% in Q3 2020 and by 9.3% in the first nine months of the year, compared to the same periods in 2019, mainly due to reduced customer spending, difficulties accessing customer premises and vendor delays relating to equipment purchases, attributable to the COVID-19 pandemic.

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2020	Q3 2019	$ CHANGE	% CHANGE		YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Operating costs	(1,712)	(1,715)	3	0.2%		(5,177)	(5,165)	(12)	(0.2%)

Adjusted EBITDA	1,320	1,342	(22)	(1.6%)		3,934	4,017	(83)	(2.1%)

Adjusted EBITDA margin	43.5%	43.9%		(0.4) p	ts	43.2%	43.7%		(0.5) p	ts

Bell Wireline operating costs decreased by 0.2% in Q3 2020, compared to the same period last year, driven by:

•	Reduced cost of goods sold and business solutions services costs attributable to lower revenues

•	Lower discretionary spending mainly on advertising, sales promotion and employee travel, along with delayed sponsorships, due to the COVID-19 pandemic

•	Labour savings attributable to lower call volumes to our customer service centres, and lower vendor contract costs

•	Reduced network maintenance and repair costs mainly due to repairs in 2019 for damages caused by a hurricane in Atlantic Canada

20             BCE Inc. 2020 Third Quarter Shareholder Report

3 MD&A Business segment analysis – Bell Wireline

These factors were partly offset by:

•	Greater employee redeployment costs, purchase of PPE, incremental building cleaning and supplies and greater donations, attributable to the COVID-19 pandemic

•	Higher payments to other carriers driven by higher sales of international wholesale long distance minutes

•	Increased pension expense reflecting a higher defined benefit cost driven by a lower discount rate

Conversely, during the first nine months of the year, costs increased by 0.2% compared to the same period last year, as the expenses attributable to COVID-19 outweighed the other factors described above.

Bell Wireline adjusted EBITDA declined by 1.6% in Q3 2020 and by 2.1% in the first nine months of 2020, compared to the same periods in 2019, mainly driven by lower revenues, while year-to-date adjusted EBITDA was also unfavourably impacted by higher operating costs. Adjusted EBITDA margin of 43.5% in Q3 2020 and 43.2% during the first nine months of the year, decreased by 0.4 pts and 0.5 pts, respectively, compared to the same periods in 2019, reflecting lower service revenue flow-through and higher expenses driven by the COVID-19 pandemic.

BELL WIRELINE OPERATING METRICS

The net subscriber activity presented below is net of provisions recorded in Q2 2020 due to the COVID-19 pandemic for non-paying customers who have not been disconnected.

DATA

Retail high-speed Internet

	Q3 2020	Q3 2019	CHANGE	% CHANGE	YTD 2020	YTD 2019	CHANGE	% CHANGE

Retail net activations	62,859	58,137	4,722	8.1%	104,477	100,222	4,255	4.2%

Retail subscribers	3,660,078	3,519,962	140,116	4.0%	3,660,078	3,519,962	140,116	4.0%

Retail high-speed Internet subscriber net activations increased by 8.1% in Q3 2020 and by 4.2% in the first nine months of the year, compared to the same periods in 2019, driven by higher retail residential net additions due to fewer deactivations as a result of the COVID-19 pandemic, and greater net activations in the quarter in our fibre-to-the-premise (FTTP) and fixed wireless-to-the-premise (WTTP) footprints, moderated by lower gross activations driven by reduced market activity, mainly attributable to reduced traffic in our retail distribution channels and lower back to school activity.

Retail high-speed Internet subscribers totaled 3,660,078 at September 30, 2020, up 4.0% from the end of Q3 2019.

Retail TV

	Q3 2020	Q3 2019	CHANGE	% CHANGE	YTD 2020	YTD 2019	CHANGE	% CHANGE

Retail net subscriber (losses) activations	(296)	4,842	(5,138)	(106.1%)	(34,395)	5,632	(40,027)	(710.7%)

IPTV	18,837	31,746	(12,909)	(40.7%)	18,085	69,437	(51,352)	(74.0%)

Satellite	(19,133)	(26,904)	7,771	28.9%	(52,480)	(63,805)	11,325	17.7%

Total retail subscribers	2,738,069	2,772,043	(33,974)	(1.2%)	2,738,069	2,772,043	(33,974)	(1.2%)

IPTV	1,785,267	1,745,143	40,124	2.3%	1,785,267	1,745,143	40,124	2.3%

Satellite	952,802	1,026,900	(74,098)	(7.2%)	952,802	1,026,900	(74,098)	(7.2%)

Retail IPTV net subscriber activations declined by 40.7% in Q3 2020, and by 74.0% in the first nine months of the year, compared to the same periods last year, due to reduced market activity, mainly driven by fewer promotional offers and lower traffic in our retail distribution channels as a result of the COVID-19 pandemic. Additionally, maturing Fibe TV and Alt TV markets, slower new service footprint expansion, and greater substitution of traditional TV services with over-the-top (OTT) services, also unfavourably impacted activations. This was offset in part by lower deactivations as a result of the COVID-19 pandemic, along with a ramp-up in activations from Virgin TV, which launched in Ontario and Quebec in July 2020.

Retail satellite TV net customer losses improved by 28.9% in Q3 2020 and by 17.7% in the first nine months of the year, compared to the same periods in 2019, attributable to lower deactivations as a result of the COVID-19 pandemic, and reflects a more mature subscriber base geographically better-suited for satellite TV service.

Total retail TV net customer losses (IPTV and satellite TV combined) were unfavourable year over year by 5,138 in Q3 2020, and by 40,027 in the first nine months of 2020, compared to the same periods last year, driven by lower IPTV net activations, moderated by fewer satellite TV net losses.

Retail IPTV subscribers at September 30, 2020 totaled 1,785,267, up 2.3% from 1,745,143 subscribers reported at the end of Q3 2019.

Retail satellite TV subscribers at September 30, 2020 totaled 952,802, down 7.2% from 1,026,900 subscribers reported at the end of Q3 2019.

Total retail TV subscribers (IPTV and satellite TV combined) at September 30, 2020 were 2,738,069, representing a 1.2% decline from 2,772,043 subscribers at the end of Q3 2019.

VOICE

	Q3 2020	Q3 2019	CHANGE	% CHANGE	YTD 2020	YTD 2019	CHANGE	% CHANGE

Retail residential NAS lines net losses	(49,792)	(65,656)	15,864	24.2%	(159,792)	(205,215)	45,423	22.1%

Retail residential NAS lines	2,537,691	2,755,593	(217,902)	(7.9%)	2,537,691	2,755,593	(217,902)	(7.9%)

Retail residential NAS net losses improved by 24.2% in Q3 2020, and by 22.1% in the first nine months of the year, compared to the same periods in 2019, due to fewer deactivations, primarily attributable to the COVID-19 pandemic. This was partly offset by the ongoing substitution to wireless and Internet-based technologies.

Retail residential NAS subscribers at September 30, 2020 of 2,537,691 declined by 7.9%, compared to the end of Q3 2019. This represented an improvement over the 8.8% rate of erosion experienced in the same period in 2019, due to fewer deactivations primarily as a result of the COVID-19 pandemic.

BCE Inc. 2020 Third Quarter Shareholder Report         21

3 MD&A Business segment analysis – Bell Media

3.3    Bell Media

KEY BUSINESS DEVELOPMENTS

ALL-NEW CTV DIGITAL EXPERIENCE

With the launch of the new fall season, CTV introduced its all-in-one digital video platform, representing the next evolution of the #1 Canadian “Must Keep TV” brand. Now streaming from CTV.ca and the CTV app on mobile devices and connected/smart TVs, audiences can get even more value for their TV subscriptions all in one place for the first time ever, with livestreams and on-demand viewing of all the must-see programming from CTV Comedy Channel, CTV Drama Channel, CTV Sci-Fi Channel, CTV Life Channel, and CTV2, as well as Canada’s #1 lineup from CTV in addition to full seasons of hit CTV programming. The newly designed, 100% ad-supported service leverages the same technology that powers Crave, Bell Media’s subscription streaming service. The platform provides access for subscribers of CTV-branded entertainment channels to stream premium content from those channels, as well as CTV Throwback and CTV Movies, all at no additional cost and with one simple login.

V NETWORK ASSUMES BRAND OF DIGITAL COUNTERPART NOOVO

Bell Media rebranded its French-language conventional network V as Noovo beginning August 31, 2020. With Noovo, Bell Media has established a singular brand in Québec for both a traditional TV network and its popular digital platform. Viewers can access the integrated brand’s content at any time, on any screen. With this change, Bell Media has transformed an existing local digital brand into an accessible, integrated, multi-platform destination, enabling Bell Media to strengthen its ties with its audience.

FINANCIAL PERFORMANCE ANALYSIS

Q3 2020 PERFORMANCE HIGHLIGHTS

Bell Media	Bell Media
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)

Bell Media	Bell Media
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)

22             BCE Inc. 2020 Third Quarter Shareholder Report

3 MD&A Business segment analysis – Bell Media

BELL MEDIA RESULTS

REVENUES

	Q3 2020	Q3 2019	$ CHANGE	% CHANGE	YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Total external revenues	530	654	(124)	(19.0%)	1,670	2,031	(361)	(17.8%)

Inter-segment revenues	98	97	1	1.0%	289	307	(18)	(5.9%)

Total Bell Media revenues	628	751	(123)	(16.4%)	1,959	2,338	(379)	(16.2%)

Bell Media operating revenues decreased by 16.4% in Q3 2020 and by 16.2% year to date, compared to the same periods last year, driven by both lower advertising and subscriber revenues.

•

Advertising revenues declined in Q3 2020 and in the first nine months of 2020, compared to the same periods last year, mainly driven by reduced spending by advertisers as a result of the economic uncertainty from the COVID-19 pandemic. The year-over-year decline in the quarter and in the first nine months of the year, reflected the following impacts on our advertising platforms:

•

Lower OOH advertising revenues due to non-essential services restrictions imposed on restaurants, bars, arenas, and school campuses, that continued throughout the quarter, as well as reduced airport traffic, as a result of the COVID-19 pandemic

•	Decreased radio advertising revenues driven by reduced audience levels from lower at-work and in-car listening attributable to the COVID-19 pandemic, along with overall industry decline

•

Lower TV advertising revenues due to advertiser cancellations and delays from the COVID-19 pandemic, combined with the ongoing shift in customer spending to OTT and digital platforms, offset in part by the gradual return of certain live sporting events on specialty TV and the acquisition in May 2020 of the French-language network V, which was rebranded Noovo

The decline in year-to-date advertising revenues was partly mitigated by the return of simultaneous substitution for the broadcast of Super Bowl LIV in February 2020 subsequent to the decision by the Supreme Court of Canada to overturn the Canadian Radio-television and Telecommunications Commission (CRTC)’s decision banning simultaneous substitution during the Super Bowl.

•

Subscriber revenues declined in Q3 2020 and in the first nine months of the year, compared to the same periods last year, primarily driven by the timing of certain broadcasting distribution undertaking renewals, partly offset by continued growth in direct-to-consumer subscribers from Crave, our pay TV and streaming service.

OPERATING COSTS AND ADJUSTED EBITDA

	Q3 2020	Q3 2019	$ CHANGE	% CHANGE		YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Operating costs	(450)	(525)	75	14.3%		(1,453)	(1,693)	240	14.2%

Adjusted EBITDA	178	226	(48)	(21.2%)		506	645	(139)	(21.6%)

Adjusted EBITDA margin	28.3%	30.1%		(1.8) p	ts	25.8%	27.6%		(1.8) p	ts

Bell Media operating costs decreased by 14.3% in Q3 2020 and by 14.2% in the first nine months of the year, compared to the same periods in 2019, driven by:

•	Lower programming and production costs, including programming savings due to production shutdowns and delays and lower sports rights costs, mainly driven by the COVID-19 pandemic

•	Lower labour costs mainly as a result of the CEWS

•	Reduced discretionary spending mainly on sales promotion, advertising and employee travel as a result of the COVID-19 pandemic

These factors were partly offset by:

•	Increased costs related to the V and Noovo.ca acquisition

•	Continued investment in content for our Crave services

Bell Media adjusted EBITDA decreased by 21.2% in Q3 2020 and by 21.6% in the first nine months of the year, compared to the same periods last year, due to the decline in revenues, moderated by lower operating costs.

BCE Inc. 2020 Third Quarter Shareholder Report         23

4 MD&A Financial and capital management

4    Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

4.1   Net debt (1)

	SEPTEMBER 30, 2020	DECEMBER 31, 2019	$ CHANGE	% CHANGE

Debt due within one year	2,904	3,881	(977)	(25.2%)

Long-term debt	24,914	22,415	2,499	11.1%

Preferred shares (2)	2,002	2,002	–	–

Cash and cash equivalents	(1,679)	(145)	(1,534)	n.m.

Net debt	28,141	28,153	(12)	–

n.m.: not meaningful

(1)

Net debt is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) – Net debt, in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

(2)	50% of outstanding preferred shares of $4,004 million in 2020 and 2019 are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $1,522 million in total debt, comprised of debt due within one year and long-term debt, was due to:

•

the issuance by Bell Canada of Series M-51, Series M-47, Series M-52 and Series M-53 MTN debentures, with total principal amounts of $1,250 million, $1 billion, $1 billion and $750 million in Canadian dollars, respectively

Partly offset by:

•	the early redemption of Series M-30 and Series M-24 MTN debentures with total principal amounts of $750 million and $500 million in Canadian dollars, respectively

•	a decrease in our notes payable (net of issuances) of $1,117 million

•	a net decrease of $88 million due to lower lease liabilities and other debt, partly offset by an increase in foreign exchange on hedged U.S. debt

•	a decrease in our securitized trade receivables of $23 million

Additionally, during the first half of 2020, Bell Canada drew $1,450 million in U.S. dollars ($2,035 million in Canadian dollars) under its committed credit facilities. In Q2 2020, Bell Canada repaid all of the U.S. dollar borrowings under such facilities.

The increase in cash and cash equivalents of $1,534 million was mainly due to:

•	$3,256 million of free cash flow

•	$957 million of debt issuances (net of repayments)

Partly offset by:

•	$2,222 million of dividends paid on BCE common shares

•	$209 million paid for the purchase on the open market of BCE common shares for the settlement of share-based payments

•	$87 million paid for other financing which includes the payments for early debt redemption costs

•	$86 million paid for the acquisition of spectrum licenses

4.2   Outstanding share data

COMMON SHARES OUTSTANDING	NUMBER OF SHARES

Outstanding, January 1, 2020	903,908,182

Shares issued under employee stock option plan	419,546

Outstanding, September 30, 2020	904,327,728

STOCK OPTIONS OUTSTANDING	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2020	12,825,541	57

Granted	3,410,150	65

Exercised (1)	(419,546)	53

Forfeited	(67,349)	61

Outstanding, September 30, 2020	15,748,796	59

Exercisable, September 30, 2020	5,295,419	58

(1)	The weighted average market share price for options exercised during the nine months ended September 30, 2020 was $64.

24             BCE Inc. 2020 Third Quarter Shareholder Report

4 MD&A Financial and capital management

4.3   Cash flows

	Q3 2020	Q3 2019	$ CHANGE	% CHANGE		YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Cash flows from operating activities	2,110	2,258	(148)	(6.6%	)	6,123	5,867	256	4.4%

Capital expenditures	(1,031)	(1,009)	(22)	(2.2%	)	(2,708)	(2,824)	116	4.1%

Cash dividends paid on preferred shares	(32)	(47)	15	31.9%		(101)	(110)	9	8.2%

Cash dividends paid by subsidiaries to non-controlling interest	(11)	(12)	1	8.3%		(37)	(51)	14	27.5%

Acquisition and other costs paid	13	3	10	n.m.		33	53	(20)	(37.7%	)

Cash from discontinued operations (included in cash flows from operating activities)	(15)	(24)	9	37.5%		(54)	(71)	17	23.9%

Free cash flow	1,034	1,169	(135)	(11.5%	)	3,256	2,864	392	13.7%

Cash from discontinued operations (included in cash flows from operating activities)	15	24	(9)	(37.5%	)	54	71	(17)	(23.9%	)

Business acquisitions	–	(1)	1	100.0%		(23)	(51)	28	54.9%

Acquisition and other costs paid	(13)	(3)	(10)	n.m.		(33)	(53)	20	37.7%

Acquisition of spectrum licences	(85)	–	(85)	n.m.		(86)	–	(86)	n.m.

Other investing activities	(49)	4	(53)	n.m.		(67)	12	(79)	n.m.

Cash used in discontinued operations (included in cash flows from investing activities)	(6)	(4)	(2)	(50.0%	)	(21)	(11)	(10)	(90.9%	)

Net issuance (repayment) of debt instruments	65	(742)	807	n.m.		957	(262)	1,219	n.m.

Issue of common shares	–	161	(161)	(100.0%	)	22	225	(203)	(90.2%	)

Purchase of shares for settlement of share-based payments	(40)	(14)	(26)	n.m.		(209)	(100)	(109)	n.m.

Cash dividends paid on common shares	(753)	(713)	(40)	(5.6%	)	(2,222)	(2,103)	(119)	(5.7%	)

Other financing activities	(32)	(8)	(24)	n.m.		(87)	(47)	(40)	(85.1%	)

Cash used in discontinued operations (included in cash flows from financing activities)	(4)	(1)	(3)	n.m.		(7)	(4)	(3)	(75.0%	)

Net increase (decrease) in cash and cash equivalents	132	(128)	260	n.m.		1,534	541	993	n.m.

n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES AND FREE CASH FLOW

Cash flows from operating activities in the third quarter of 2020 decreased by $148 million, compared to the same period last year, mainly due to higher income taxes paid in Q3 2020 from the deferral of Q1 and Q2 2020 tax payments due to government relief measures related to COVID-19 and lower adjusted EBITDA, partly offset by higher cash from working capital due in part to timing of supplier payments.

Cash flows from operating activities in the first nine months of 2020 increased by $256 million, compared to the same period last year, mainly due to higher cash from working capital as a result of strong cash collections, partly offset by lower adjusted EBITDA.

Free cash flow in the third quarter of 2020 decreased by $135 million, compared to the same period last year, mainly due to lower cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid, and higher capital expenditures.

Free cash flow on a year-to-date basis in 2020 increased by $392 million, compared to the same period last year, mainly due to higher cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid, and lower capital expenditures.

CAPITAL EXPENDITURES

	Q3 2020	Q3 2019	$ CHANGE	% CHANGE		YTD 2020	YTD 2019	$ CHANGE	% CHANGE

Bell Wireless	212	161	(51)	(31.7%)		524	468	(56)	(12.0%)

Capital intensity ratio	9.1%	7.0%		(2.1	) pts	8.4%	7.1%		(1.3	) pts

Bell Wireline	792	826	34	4.1%		2,108	2,285	177	7.7%

Capital intensity ratio	26.1%	27.0%		0.9	pts	23.1%	24.9%		1.8	pts

Bell Media	27	22	(5)	(22.7%)		76	71	(5)	(7.0%)

Capital intensity ratio	4.3%	2.9%		(1.4	) pts	3.9%	3.0%		(0.9	) pts

BCE	1,031	1,009	(22)	(2.2%)		2,708	2,824	116	4.1%

Capital intensity ratio	17.8%	17.0%		(0.8	) pts	16.1%	16.1%		–

BCE Inc. 2020 Third Quarter Shareholder Report         25

4 MD&A Financial and capital management

BCE capital expenditures of $1,031 million in Q3 2020 increased by $22 million, compared to Q3 2019, and capital expenditures as a percentage of revenue (capital intensity ratio) of 17.8% in Q3 2020 also increased by 0.8 pts, compared to 17% last year, driven by higher spending at Bell Wireless and Bell Media moderated by lower spending at Bell Wireline. Conversely, year-to-date capital expenditures of $2,708 million declined $116 million, compared to the same period last year, as the lower spending at Bell Wireline more than offset the greater spending at Bell Wireless and Bell Media. The corresponding capital intensity ratio of 16.1% year to date was stable year over year. Capital expenditures in the quarter and in the first nine months of the year, reflected the following:

•

Higher capital spending in our wireless segment of $51 million in Q3 2020 and $56 million year to date, compared to the same periods in 2019, mainly due to continued investments in our 5G and LTE-A networks and capacity expansion to support increased demand due to the COVID-19 pandemic

•

Reduced capital spending in our wireline segment of $34 million in Q3 2020 and $177 million year to date, compared to the same periods in 2019, primarily due to the slower pace of spending over the previous year, in part due to fewer new customer service installations attributable to the COVID-19 pandemic. We continued to invest in the expansion of our FTTP network to more homes and businesses and the rollout of our fixed WTTP network to rural locations. Additionally, we invested in capacity expansion driven by increased demand due to the COVID-19 pandemic, along with investments in online fulfillment customer self-serve and automation tools as well as improved app functionality, also driven by the pandemic.

•

Greater capital investments in our Bell Media segment of $5 million in the quarter and year to date, compared to the same periods in 2019, mainly due to enhancements to our video platforms in the quarter

DEBT INSTRUMENTS

2020

In the third quarter of 2020, we issued $65 million of debt, net of repayments. This included the issuance of Series M-53 MTN debentures with a total principal amount of $750 million and the issuance (net of repayments) of $317 million of notes payable, partly offset by the early redemption of Series M-30 MTN debentures with a total principal amount of $750 million, net payments of leases and other debt of $229 million and a decrease in securitized trade receivables of $23 million.

In the first nine months of 2020, we issued $957 million of debt, net of repayments. This included the issuance of Series M-51, Series M-47, Series M-52 and Series M-53 MTN debentures, with total principal amounts of $1,250 million, $1 billion, $1 billion and $750 million in Canadian dollars, respectively, partly offset by the repayment (net of issuances) of $1,117 million of notes payable, the early redemption of Series M-30 and M-24 MTN debentures with total principal amounts of $750 million and $500 million, respectively, net payments of leases and other debt of $653 million and a decrease in securitized trade receivables of $23 million. Additionally, during the first half of 2020, Bell Canada drew $1,450 million in U.S. dollars ($2,035 million in Canadian dollars) under its committed credit facilities. In Q2 2020, Bell Canada repaid all of the U.S. dollar borrowings under such facilities.

2019

In the third quarter of 2019, we repaid $742 million of debt, net of issuances. This included the repayments (net of issuances) of $1,066 million of notes payable and net payments of lease liabilities and other debt of $226 million. These repayments were partly offset by the issuance of Series M-50 MTN debentures with a total principal amount of $550 million in Canadian dollars.

In the first nine months of 2019, we repaid $262 million of debt, net of issuances. This included the early redemption of Series M-27 MTN debentures and Series M-37 debentures in the principal amounts of $1 billion and $400 million, respectively, the repayments (net of issuances) of $222 million of notes payable, and net payments of lease liabilities and other debt of $598 million. These repayments were partly offset by the issuances of Series M-49 and Series M-50 MTN debentures with total principal amounts of $600 million and $550 million in Canadian dollars, respectively, and Series US-2 Notes with a total principal amount of $600 million in U.S. dollars ($808 million in Canadian dollars).

CASH DIVIDENDS PAID ON COMMON SHARES

In the third quarter of 2020, cash dividends paid on common shares increased by $40 million compared to Q3 2019, due to a higher dividend paid in Q3 2020 of $0.8325 per common share compared to $0.7925 per common share in Q3 2019.

In the first nine months of 2020, cash dividends paid on common shares increased by $119 million compared to 2019, due to a higher dividend paid in the first nine months of 2020 of $2.458 per common share compared to $2.34 per common share for the same period last year.

4.4   Post-employment benefit plans

For the three and nine months ended September 30, 2020, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI from continuing operations of $148 million and $298 million, respectively, due to a higher-than-expected return on plan assets in 2020, partly offset by a lower actual discount rate of 2.7% at September 30, 2020, as compared to 2.8% at June 30, 2020 and 3.1% at December 31, 2019.

For the three months ended September 30, 2019, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI from continuing operations of $419 million due to a higher-than-expected return on plan assets in 2019. The actual discount rate of 3.0% at September 30, 2019 remained unchanged from June 30, 2019.

For the nine months ended September 30, 2019, we recorded a decrease in our post-employment benefit plans and a loss, before taxes, in OCI from continuing operations of $19 million due to a lower actual discount rate of 3.0% at September 30, 2019, as compared to 3.8% at December 31, 2018, partly offset by a higher-than-expected return on plan assets in 2019.

26             BCE Inc. 2020 Third Quarter Shareholder Report

4 MD&A Financial and capital management

4.5   Financial risk management

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			SEPTEMBER 30, 2020		DECEMBER 31, 2019

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC tangible benefits obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	4	4	29	29

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	82	87	82	85

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	21,473	25,028	18,653	20,905

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)	(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)

September 30, 2020

Publicly-traded and privately-held investments (3)	Other non-current assets	114	2	–		112

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	276	–	276		–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	106	2	162		(58)

December 31, 2019

Publicly-traded and privately-held investments (3)	Other non-current assets	129	2	–		127

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	165	–	165		–

MLSE financial liability (4)	Trade payables and other liabilities	(135)	–	–		(135)

Other	Other non-current assets and liabilities	71	1	128		(58)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)	Unrealized gains and losses are recorded in OCI and impairment charges are recorded in Impairment of assets in the income statements.

(4)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other (expense) income in the consolidated income statements. The option has been exercisable since 2017.

CREDIT RISK

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position.

We are exposed to credit risk if counterparties to our trade receivables and derivative instruments are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. There was minimal credit risk relating to derivative instruments at September 30, 2020 and December 31, 2019. We deal with institutions that have investment-grade credit ratings, and as such we expect that they will be able to meet their obligations. We regularly monitor our credit risk and credit exposure.

The following table provides the change in allowance for doubtful accounts for trade receivables, which reflects an increase for the period ended September 30, 2020, mainly as a result of the impact of the COVID-19 pandemic.

Allowance for doubtful accounts

Balance, January 1, 2020	(62)

Additions	(105)

Usage	31

Balance, September 30, 2020	(136)

In many instances, trade receivables are written off directly to bad debt expense if the account has not been collected after a predetermined period of time.

BCE Inc. 2020 Third Quarter Shareholder Report         27

4 MD&A Financial and capital management

The following table provides further details on trade receivables, net of allowance for doubtful accounts.

	SEPTEMBER 30, 2020	DECEMBER 31, 2019

Trade receivables not past due (1)	2,253	2,082

Trade receivables past due

Under 60 days	355	541

60 to 120 days	171	232

Over 120 days	80	64

Trade receivables, net of allowance for doubtful accounts	2,859	2,919

(1)	Includes wireless equipment installment plan receivables of $412 million and $82 million at September 30, 2020 and December 31, 2019, respectively.

MARKET RISK

CURRENCY EXPOSURES

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.

During the first half of 2020, we entered into foreign exchange forward contracts with a notional amount of $1,453 million in U.S. dollars ($2,039 million in Canadian dollars) to hedge the foreign currency risk associated with amounts drawn under our $4 billion Canadian dollar committed credit facilities. These foreign exchange contracts have matured at June 30, 2020 and a loss of $14 million relating to these foreign exchange forward contracts was recognized in Other (expense) income in the consolidated income statements, which offsets the foreign currency gain on the repayment of drawdowns under the credit facilities.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of $16 million ($51 million) recognized in net earnings from continuing operations at September 30, 2020 and a gain (loss) of $204 million ($196 million) recognized in Other comprehensive (loss) income from continuing operations at September 30, 2020, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippines Peso would result in a gain (loss) of $1 million recognized in Other comprehensive (loss) income from continuing operations at September 30, 2020, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at September 30, 2020.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM
Cash flow	USD	450	CAD	599	2020	Commercial paper

Cash flow	USD	194	CAD	251	2020	Anticipated transactions

Cash flow	PHP	505	CAD	13	2020	Anticipated transactions

Cash flow	USD	640	CAD	839	2021	Anticipated transactions

Economic	USD	86	CAD	119	2021	Anticipated transactions

Economic – put options	USD	105	CAD	142	2020	Anticipated transactions

Economic – put options	USD	214	CAD	284	2021	Anticipated transactions

Economic – call options	USD	74	CAD	101	2020	Anticipated transactions

Economic – call options	CAD	43	USD	30	2020	Anticipated transactions

Economic – call options	USD	47	CAD	65	2021	Anticipated transactions

Economic – call options	CAD	68	USD	47	2021	Anticipated transactions

Economic – options (1)	USD	30	CAD	40	2020	Anticipated transactions

Economic – options (1)	USD	120	CAD	161	2021	Anticipated transactions

(1)	Foreign currency options with a leverage provision and a profit cap limitation.

INTEREST RATE EXPOSURES

During Q1 2020, we entered into a series of interest rate options to economically hedge the dividend rate resets on $582 million of our preferred shares having varying reset dates in 2021. The fair value of these interest rate options at September 30, 2020 was a net liability of $6 million, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the consolidated statements of financial position. A loss of $1 million and $6 million for the three and nine months ended September 30, 2020, respectively, relating to these interest rate options is recognized in Other (expense) income in the consolidated income statements.

A 1% increase (decrease) in interest rates would result in an increase (decrease) of $23 million ($30 million) in net earnings from continuing operations at September 30, 2020.

28             BCE Inc. 2020 Third Quarter Shareholder Report

4 MD&A Financial and capital management

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan. The fair value of our equity forward contracts at September 30, 2020 was a net liability of $66 million, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the consolidated statements of financial position. The fair value of our equity forward contracts at December 31, 2019 was an asset of $40 million recognized in Other current assets and Other non-current assets in the consolidated statements of financial position. A loss of $13 million and $50 million for the three and nine months ended September 30, 2020, respectively, relating to these equity forward contracts is recognized in Other (expense) income in the consolidated income statements.

A 5% increase (decrease) in the market price of BCE’s common shares at September 30, 2020 would result in a gain (loss) of $39 million recognized in net earnings from continuing operations, with all other variables held constant.

COMMODITY PRICE EXPOSURE

In Q1 2020, we entered into fuel swaps to economically hedge the purchase cost of fuel in 2020 and 2021. The fair value of our fuel swaps at September 30, 2020 was an asset of $2 million included in Other current assets, Other non-current assets and Trade payables and other liabilities in the consolidated statements of financial position. A gain of nil and $2 million for the three and nine months ended September 30, 2020, respectively, is recognized in Other (expense) income in the consolidated income statements.

A 25% increase (decrease) in the market price of fuel at September 30, 2020 would result in a gain (loss) of $3 million recognized in net earnings from continuing operations, with all other variables held constant.

4.6   Credit ratings

BCE’s and Bell Canada’s key credit ratings remain unchanged from those described in the BCE 2019 Annual MD&A.

4.7   Liquidity

At September 30, 2020, we had a higher than normal cash and cash equivalents balance on hand to increase liquidity and preserve financial flexibility in light of the COVID-19 pandemic. Total available liquidity at September 30, 2020 was $5.2 billion, comprised of $1,679 million in cash and cash equivalents, $400 million available under our securitization programs and $3.35 billion available under our $4 billion committed bank credit facilities (given $650 million of commercial paper outstanding), partly offset by $226 million drawn on uncommitted bank advances.

We expect our available liquidity to be sufficient to meet our cash requirements for the foreseeable future, including for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, on-going operations, acquisitions and planned growth. Bell Canada has no public debt maturities in 2020.

In Q4 2020, BCE completed the sale of substantially all of its data centre operations to Equinix, thereby further increasing our liquidity. Given the sufficiency of our liquidity position, we decided not to renew a $500 million committed revolving credit facility expiring in November 2020 thereby reducing Bell Canada’s total committed bank credit facilities from $4 billion to $3.5 billion.

On October 6, 2020, Bell Canada announced the early redemption on November 6, 2020 of its 2.00% Series M-42 MTN debentures, having an outstanding principal amount of $850 million, which were due October 1, 2021.

We continuously monitor the rapidly changing COVID-19 pandemic for impacts on operations, capital markets and the Canadian economy with the objective of maintaining adequate liquidity.

BCE Inc. 2020 Third Quarter Shareholder Report         29

5 MD&A Quarterly financial information

5   Quarterly financial information

BCE’s Q3 2020 Financial Statements were prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under IAS 34, Interim Financial Reporting and were approved by BCE’s board of directors on November 4, 2020.

On June 1, 2020, BCE announced that it had entered into an agreement to sell substantially all of its data centre operations in an all-cash transaction valued at $1.04 billion.

We have reclassified amounts related to the announced sale for the previous periods to discontinued operations in our consolidated income statements and consolidated statements of cash flows to make them consistent with the presentation for the current period. We have also reclassified the assets and liabilities of the data centre operations to be sold as held for sale in our consolidated statements of financial position at September 30, 2020, measured at their carrying amount, which is lower than the estimated fair value less costs to sell. Property, plant and equipment and intangible assets included in assets held for sale are no longer depreciated or amortized effective June 1, 2020.

Subsequent to quarter end, we completed the previously announced sale for cash proceeds of approximately $940 million (net of debt and other items), and expect to record a gain on sale of approximately $220 million in Q4 2020. The capital gain as a result of the sale is expected to be mainly offset by the recognition of previously unrecorded capital loss carry forwards.

As required, we adopted IFRS 16 – Leases effective January 1, 2019. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under IAS 17 – Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019.

The following table, which was also prepared in accordance with IFRS, shows selected consolidated financial data of BCE for the eight most recent completed quarters.

	2020			2019				2018

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Operating revenues

Service	4,924	4,800	5,018	5,235	5,141	5,190	5,000	5,188

Product	863	554	622	1,040	799	699	689	984

Total operating revenues	5,787	5,354	5,640	6,275	5,940	5,889	5,689	6,172

Adjusted EBITDA	2,454	2,331	2,418	2,484	2,568	2,572	2,382	2,370

Severance, acquisition and other costs	(26)	(22)	(16)	(28)	(23)	(39)	(24)	(58)

Depreciation	(876)	(869)	(858)	(854)	(852)	(879)	(873)	(790)

Amortization	(232)	(234)	(230)	(224)	(225)	(220)	(217)	(212)

Net earnings	740	294	733	723	922	817	791	642

Net earnings from continuing operations attributable to common shareholders	686	233	675	667	859	754	731	604

Net earnings attributable to common shareholders	692	237	680	672	867	761	740	606

Net earnings from continuing operations per common share

Basic and diluted	0.76	0.26	0.74	0.73	0.96	0.84	0.81	0.67

Net earnings per common share

Basic and diluted	0.77	0.26	0.75	0.74	0.96	0.85	0.82	0.68

Weighted average number of common shares outstanding – basic (millions)	904.3	904.3	904.1	903.8	901.4	899.5	898.4	898.1

30             BCE Inc. 2020 Third Quarter Shareholder Report

6 MD&A Regulatory environment

6   Regulatory environment

REVIEW OF KEY LEGISLATION

On June 5, 2018, the Minister of Innovation, Science and Industry and the Minister of Canadian Heritage announced the launch of a review of the Broadcasting Act, the Radiocommunication Act and the Telecommunications Act (the Acts). The legislative review is intended to modernize the Acts to better address new realities impacting the broadcasting and telecommunications industries. The review was led by a panel of external experts tasked with consulting industry members and Canadian consumers. On January 29, 2020, the review panel issued a report that included 97 recommendations. Reforms of these key pieces of legislation could have material impacts for our broadcasting, telecommunications and wireless businesses.

On November 3, 2020, the Government of Canada tabled Bill C-10, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts. Key among the proposed amendments is that both foreign and domestic online broadcasting undertakings doing business in Canada could be required to contribute to the Canadian broadcasting system in a manner that the CRTC deems appropriate. The specifics of such contribution will be determined through the CRTC’s public consultation processes and enforced by way of conditions imposed by the CRTC. It is anticipated that additional reform to fully modernize the Broadcasting Act will be forthcoming at a later date.

It is unclear which of the panel’s remaining recommendations, if any, may be adopted by the government, whether Bill C-10 will receive royal assent and when any adopted reforms would come into force. Therefore, the impact, if any, of these recommendations and the draft amendments to the Broadcasting Act on our business and financial results is unclear at this time.

TELECOMMUNICATIONS ACT

REVIEW OF WHOLESALE FTTN HIGH-SPEED ACCESS SERVICE RATES

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to fibre-to-the-node (FTTN) or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016 (the Decision). The estimated cost impact to Bell Canada of the Decision could be in excess of $100 million, if not overturned or otherwise modified. In response to this Decision, Bell Canada reduced the scope of its broadband wireless Internet build-out plan for smaller towns and rural communities by approximately 200,000 households, to a total revised plan of 1 million households.

Bell Canada and five major cable carriers (Cogeco Communications Inc., Bragg Communications Incorporated (Eastlink), Rogers Communications Inc., Shaw Communications Inc. and Vidéotron Ltée) (together, the Applicants) obtained leave to appeal the Decision from the Federal Court of Appeal, and the Federal Court of Appeal granted a stay of the Decision until making a final ruling. The Federal Court of Appeal issued a decision on September 10, 2020 in which it rejected the appeal and lifted the stay. If the Applicants wish to appeal the decision of the Federal Court of Appeal, they may seek leave to appeal to the Supreme Court of Canada by November 12, 2020.

The Applicants and TELUS Communications Inc. (Telus) also filed review and vary applications of the Decision with the CRTC. On September 28, 2020, the CRTC issued a stay of the Decision pending its final decision on the review and vary applications. The Applicants and Telus also appealed the Decision to the Federal Cabinet. On August 19, 2020, the Federal Cabinet issued an Order in Council noting that a further decision from the CRTC regarding the review and vary applications is pending. While it did not overturn the Decision, the Order in Council also stated that: “the final rates set by the decision do not, in all instances, appropriately balance the objectives of the wholesale services framework”. The implementation of final wholesale rates that are significantly below those in the market today and/or the requirement to refund monies to third-party resellers could improve the business position of our competitors, further impact our investment strategy and adversely impact our financial results.

RADIOCOMMUNICATION ACT

ISED CONSULTATION ON 3800 MEGAHERTZ (MHZ) SPECTRUM

On August 27, 2020, Innovation, Science and Economic Development Canada (ISED) released a Consultation on the Technical and Policy Framework for the 3650-4200 MHz Band and Changes to the Frequency Allocation of the 3500-3650 MHz Band. In this consultation, ISED is seeking input on how to introduce flexible use services (i.e., fixed and mobile) in the 3650-4200 MHz band (referred to as the 3800 MHz band) and the amount of spectrum to be made available. ISED is proposing to clear fixed satellite services from the 3700-4000 MHz frequency range (with some exceptions) by December 2023 to allow flexible use service. ISED is also proposing to move wireless broadband services from 3650-3700 MHz to 3900-3980 MHz. In addition, ISED is seeking comments on a proposal by Telesat Canada to allocate flexible use spectrum in 3700-3900 MHz via a private sale in the secondary market and to clear the 3900-4100 MHz portion of the band for flexible use services through a future ISED auction licensing process. It is unclear what impact the results of this consultation and future related processes could have on our business and financial results.

BCE Inc. 2020 Third Quarter Shareholder Report         31

7 MD&A Business risks

7   Business risks

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition, liquidity, financial results or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.

The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, liquidity, financial results or reputation.

In the BCE 2019 Annual MD&A, we provided a detailed review of risks that could affect our business, financial condition, liquidity, financial results or reputation and that could cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements. This detailed description of risks is updated in the BCE 2020 First Quarter MD&A, in the BCE 2020 Second Quarter MD&A and in this MD&A. The risks described in the BCE 2019 Annual MD&A, as updated in the BCE 2020 First Quarter MD&A, in the BCE 2020 Second Quarter MD&A and in this MD&A, include, without limitation, risks associated with the following matters. Any of those risks including, without limitation, the risks related to the COVID-19 pandemic, could cause actual results or events to differ materially from our expectations expressed in, or implied by, the forward-looking statements set out in this MD&A.

•

Pandemics, epidemics and other public health risks including, in particular, the COVID-19 pandemic, and the uncertainty of its severity and duration, including resurgences in the number of cases and the re-introduction of emergency measures, and the adverse effects thereof on the economy, including the significant disruptions in retail and commercial activities, impacting, among others, the demand for and prices of our products and services, the ability of our customers to pay for our products and services, our ability to maintain operational networks and provide products and services to customers, and the ability of our suppliers to provide us with the products and services we need to operate our business

•

The inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, including, without limitation, to fund capital expenditures, pay dividends and provide for planned growth

•	The failure to maintain operational networks in the context of significant increases in capacity demands on our wireline, wireless and broadcast media networks

•

The risk that we may need to make significant capital expenditures in order to provide additional capacity and reduce network congestion, and implement additional sanitation and safety procedures as a result of the COVID-19 pandemic

•	The inability to drive a positive customer experience in all aspects of our engagement with customers

•	Labour disruptions and shortages

•

Our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need to operate our business, deploy new network and other technologies and offer new products and services, as well as to comply with various obligations

•	Uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased

•	Pension obligation volatility and increased contributions to post-employment benefit plans

•

Regulatory initiatives, proceedings and decisions, and government consultations, positions, actions and measures that affect us and influence our business, including, in particular, those relating to the COVID-19 pandemic, mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, and control of copyright piracy

•

The intensity of competitive activity, including from new and emerging competitors, coupled with the launch of new products and services, and the resulting impact on the cost of customer acquisition and retention, as well as on our market shares, sales volumes and pricing strategies

•	The level of technological substitution and the presence of alternative service providers contributing to the acceleration of disruptions and disintermediation in each of our business segments

•

Subscriber and viewer growth is challenged by changing viewer habits and the expansion of OTT TV and other alternative service providers, which may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market

•

Rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content, and challenges in our ability to acquire or develop key content to drive revenues and subscriber growth

•	The proliferation of content piracy impacting our ability to monetize products and services, as well as creating bandwidth pressure

•	Higher Canadian smartphone penetration and increased device costs could challenge subscriber growth and cost of acquisition and retention

•

The inability to protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire and natural disasters

•

The failure to transform our operations, enabling a truly customer-centric service experience across a constantly evolving profile of world-class products and services at all points of interaction, while lowering our cost structure

•	The failure to continue investment in next-generation capabilities in a disciplined and strategic manner

•	The complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings

•	The failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework

•	The failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, staff reductions, process redesigns and the integration of business acquisitions

•	Events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities

•	In-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject

•	The failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment

•	Changes to our base of suppliers or outsourcers that we may decide on or be required to implement

•	The failure of our vendor selection, governance and oversight processes established to seek to ensure full risk transparency associated with existing and new suppliers

32             BCE Inc. 2020 Third Quarter Shareholder Report

7 MD&A Business risks

•	Security and data leakage exposure if security control protocols affecting our suppliers are bypassed

•	The quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards

•	The inability to manage various credit, liquidity and market risks

•	New or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits

•	The failure to reduce costs, as well as unexpected increases in costs

•	The failure to evolve practices to effectively monitor and control fraudulent activities

•	The unfavourable resolution of legal proceedings and, in particular, class actions

•	New or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations

•	The failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

•	Health concerns about radiofrequency emissions from wireless communication devices and equipment

We caution that the foregoing list of risk factors is not exhaustive and other factors could also materially adversely affect us.

Please see section 9, Business risks of the BCE 2019 Annual MD&A for a more complete description of the above-mentioned and other risks, which section, and the other sections of the BCE 2019 Annual MD&A referred to therein, are incorporated by reference in this section 7.

In addition, please also see section 4.7, Liquidity – Litigation in the BCE 2020 First Quarter MD&A for an update to the legal proceedings described in the BCE 2019 AIF, which section 4.7 is incorporated by reference in this section 7. Please also see section 6, Regulatory environment in the BCE 2020 Second Quarter MD&A and in this MD&A for updates to the regulatory initiatives and proceedings described in the BCE 2019 Annual MD&A, which sections 6 are incorporated by reference in this section 7.

Except for the updates set out in section 4.7, Liquidity – Litigation and in section 6, Business risks in the BCE 2020 First Quarter MD&A; in section 6, Regulatory environment and section 7, Business risks in the BCE 2020 Second Quarter MD&A; as well as in section 6, Regulatory environment and in this section 7, Business risks in this MD&A, the risks described in the BCE 2019 Annual MD&A remain substantially unchanged.

UPDATE TO THE DESCRIPTION OF BUSINESS RISKS

PANDEMICS, EPIDEMICS AND OTHER PUBLIC HEALTH RISKS

COVID-19 PANDEMIC

The COVID-19 pandemic has resulted in governments and businesses worldwide adopting emergency measures to combat the spread of the coronavirus. These measures have included, without limitation, social distancing, the temporary closure of non-essential businesses, stay-at-home and work-from-home policies, quarantine periods, border closures and travel bans or restrictions. These measures have significantly disrupted retail and commercial activities in most sectors of the economy. This has resulted, starting in the latter part of the first quarter and continuing into the second quarter, in a sharp economic downturn marked by high levels of unemployment, as most businesses reduced or ceased business operations, and reduced consumer spending. Certain of these measures have gradually started being eased across Canada in the latter part of the second quarter which has allowed many businesses to resume some level of, or increase, activities, often with certain operational adjustments, amid the uncertainty caused by the COVID-19 pandemic. However, the recent resurgence in new COVID-19 cases has caused certain provincial governments to re-introduce some restrictive measures including mandatory closures of certain types of businesses and additional restrictions on social gatherings. Accordingly, resurgences in new COVID-19 cases have caused and could continue to cause governments and businesses to re-introduce emergency measures including, depending on a resurgence’s intensity, certain or all of the strict confinement measures and business closures that were implemented at the beginning of the pandemic or, potentially, additional measures. Even if Canada is successful in limiting the effect of the pandemic within its borders, the Canadian economy, and thus our business, may continue to be adversely affected by the global economic downturn caused by COVID-19. The re-introduction of emergency measures, or a prolonged duration of the pandemic, could result in increased adverse economic disruptions and financial markets volatility. Adverse economic conditions could continue or worsen for as long as measures taken to contain the spread of COVID-19 persist and certain of such economic conditions could continue even upon the gradual or complete removal of such measures and thereafter, especially given that a certain segment of the general public, including certain of our customers and employees, may voluntarily choose to continue to apply such measures due to health concerns regarding COVID-19. The ability to keep public and business spaces open will depend on governments’ levels of success in containing the spread of the coronavirus as well as healthcare systems’ abilities to effectively deal with the pandemic.

Restrictive measures adopted or encouraged to combat the spread of the coronavirus and the resulting adverse economic conditions are expected to continue to adversely affect our business, financial condition, liquidity and financial results for as long as measures adopted in response to the COVID-19 pandemic remain in place or are re-introduced and potentially upon and after their gradual or complete removal, including, without limitation, as follows, and such adverse effect could be material.

•

Should the temporary closure of our retail outlets be re-introduced, our ability to increase the number of subscribers to our services and sell our products and services would again be adversely impacted, which would adversely affect our revenues

•

Should the temporary closure of non-essential businesses be mandated again or should the COVID-19 pandemic continue for a prolonged period of time, it would likely result in more employment losses and financial hardship adversely affecting spending by our customers, both businesses and consumers, which could continue or accelerate the decrease in the purchase of certain of our products and services. Additionally, the negative impact on our customers’ financial condition could continue to adversely affect our ability to recover payment of receivables from customers and lead to further increases in bad debts. These events had, and will continue to have for as long as they persist, a negative effect on our revenues and cash flows. They may also adversely affect our position under our securitized trade receivables programs.

•

The COVID-19 pandemic is expected to continue to result in lower business customer activity which could continue to lead to further reduction or cancellation of services due to economic uncertainty. These adverse results would be exacerbated should the temporary closure of non-essential businesses be mandated again as a result of resurgences in the number of COVID-19 cases. Business customers may continue to postpone purchases of hardware products, downgrade data connectivity speeds, or re-prioritize various business projects with a focus on business continuity instead of growth projects. We may be unable to perform work and render services on the premises of certain business customers due to existing, new or

BCE Inc. 2020 Third Quarter Shareholder Report         33

7 MD&A Business risks

re-introduced government guidelines and health and safety measures. Finally, a certain number of our business customers could become insolvent or otherwise cease to carry on business as a result of the COVID-19 pandemic.

•

Stay-at-home and work-from-home measures implemented by governments and businesses have impacted the nature of our customers’ use of our networks, products and services. This has created unprecedented capacity pressure on certain areas of our wireless, wireline and broadcast media networks. Although, as a result of various steps we have taken aimed at maintaining the continuity of essential services, our networks have, in general, adequately sustained such increased usage, there can be no assurance that this will continue to be the case. Network failures and slowdowns could have an adverse effect on our brand and reputation and adversely affect subscriber acquisition and retention as well as our financial results. We may also need to make significant capital expenditures in order to provide additional capacity and reduce network congestion due to the COVID-19 pandemic.

•

We rely upon the successful implementation and execution of business continuity plans by our product and service suppliers and vendors. To the extent that such plans do not successfully mitigate the impacts of the COVID-19 pandemic and our suppliers or vendors experience operational failures, such failures could result in supply chain disruptions which could adversely affect our business. Furthermore, the consequences of the COVID-19 pandemic could adversely impact the operations of our call centres and, consequently, our customer service. Although we have trained and are continuing to train certain of our employees to perform customer service functions, there can be no assurance that a sufficient number of employees will be trained or that they will acquire the same level of knowledge or efficiency as those in our call centres.

•

Measures adopted to combat the spread of the coronavirus have resulted in the suspension, delay or cancellation of some live programming and other productions including various sporting events resulting in reduced audience levels in these market segments. In addition, measures such as social distancing and stay-at-home and work-from-home policies have adversely impacted Bell Media’s radio audience levels and OOH business, while economic pressures on advertisers have led to the cancellation or deferral of advertising campaigns. These events have adversely affected, and are expected to continue to adversely affect, for as long as they persist, Bell Media’s revenues.

•

The COVID-19 pandemic and the restrictive measures mandated or encouraged to contain the spread of the coronavirus have changed consumer behaviour and activity and the way businesses operate, and such changes could continue or further evolve for as long as such measures persist, and potentially thereafter, which could adversely affect the sale of our products and services, as well as our revenues and cash flows.

•

Global financial markets have experienced, and could again experience, significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions and financial markets. However, the efficacy of the governments’ and central banks’ interventions is uncertain. In addition, it is uncertain whether and for how long such interventions will continue. Economic uncertainty could negatively impact equity and debt capital markets, could cause interest rate volatility and movements, and could adversely affect our ability to raise financing in the public capital, bank credit and/or commercial paper markets as well as the cost thereof. In addition, the return on our pension plan assets and/or the discount rate used for valuing our post-employment benefit obligations may both be negatively impacted in the near to medium term. This could have an adverse effect on our post-employment benefit plan obligations and pension contributions in future years.

•

Remote work arrangements of our employees and those of certain of our suppliers could introduce additional operating risks including, but not limited to, information security risks, and impair our ability to manage our business. A further extended period of remote work arrangements could strain our business continuity plans, impact our ability to develop and launch new products and services and exacerbate our exposure to operational risks.

•

Incremental costs, delays or unavailability of equipment and materials as well as unavailability of our employees or those of our suppliers or contractors, due to government actions, illness, quarantines, absenteeism, workforce reduction initiatives or other restrictions, may impact our ability to maintain, upgrade or expand our networks in order to accommodate substantially increased network usage due to stay-at-home and work-at-home measures, to provide desired levels of customer service, or to start, advance or complete currently planned network deployment projects. Our inability to do the foregoing would have an adverse effect on our business, competitive capabilities and financial results. Labour disruptions and shortages would also negatively affect our ability to sell our products and services, install new services or make repairs on customer premises. Prolonged illness of our senior executives could have an adverse effect on the management of our business and on our financial results.

•

As a result of the COVID-19 pandemic, additional legislation or regulations, regulatory initiatives or proceedings, or government consultations or positions, may be adopted or instituted, as the case may be, that impose additional constraints on our operations and may adversely impact our ability to compete in the marketplace

In addition, risk factors, including, without limitation, those described in section 9, Business risks, of the BCE 2019 Annual MD&A, as updated in the BCE 2020 First Quarter MD&A, in the BCE 2020 Second Quarter MD&A and in this MD&A, have been and/or could be exacerbated, or become more likely to materialize, as a result of the COVID-19 pandemic. The risk factors described in the BCE 2019 Annual MD&A, as updated in the BCE 2020 First Quarter MD&A, in the BCE 2020 Second Quarter MD&A and in this MD&A, could also be exacerbated, or become more likely to materialize, by social unrest that could result from the consequences of the COVID-19 pandemic or related events.

While we have implemented business continuity plans and taken additional steps where required, including various preventive measures and precautions, there can be no assurance that these actions in response to the COVID-19 pandemic will succeed in preventing or mitigating, in whole or in part, the negative impacts of the pandemic on our company, employees or customers, and these actions may have adverse effects on our business, which may continue following the COVID-19 pandemic.

Due to uncertainties relating to the severity and duration of the COVID-19 pandemic, including the current resurgence and possible future resurgences in the number of COVID-19 cases, and various potential outcomes, we are not able at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Our business and financial results could continue to be significantly and negatively impacted in future periods. The extent to which the COVID-19 pandemic will continue to adversely impact us will depend on future developments that are unknown and cannot be predicted, as well as new information which may emerge concerning the severity, duration and resurgences of the COVID-19 pandemic and the actions required to contain the coronavirus or remedy its impacts, among others. Any of the developments and risks referred to above, and others arising from the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation.

As a result of the COVID-19 pandemic, in the second quarter, we recorded an impairment charge in our Bell Media segment relating to certain assets for our English TV, French TV and radio services. It is possible that the estimates currently recorded in our financial statements for the three months and nine months ended September 30, 2020 could change again in the future. This may include valuations and estimates related to allowance for doubtful accounts and impairment of contract assets, both of which take into account current economic conditions, as well as historical and forward-looking information, inventory valuation reserves, impairment of non-financial assets, derivative financial instruments, post-employment benefit plans and other provisions. We are evaluating the situation and monitoring the impacts on our operations.

34             BCE Inc. 2020 Third Quarter Shareholder Report

8 MD&A Accounting policies, financial measures and controls

8   Accounting policies, financial measures and controls

8.1 Our accounting policies

BCE’s Q3 2020 Financial Statements were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on November 4, 2020. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in BCE’s consolidated financial statements for the year ended December 31, 2019, except as noted below, and as described in Note 3, Discontinued operations, in BCE’s Q3 2020 Financial Statements. BCE’s Q3 2020 Financial Statements do not include all of the notes required in the annual financial statements

ESTIMATES AND KEY JUDGMENTS

When preparing the financial statements, management makes estimates and judgments relating to reported amounts of revenues and expenses, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. We base our estimates on a number of factors, including historical experience, current events including but not limited to the COVID-19 pandemic and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

ADOPTION OF NEW OR AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2020, we adopted the following amended accounting standards.

STANDARD	DESCRIPTION	IMPACT

IFRIC Agenda Decision on IFRS 16 – Leases	International Financial Reporting Interpretations Committee (IFRIC) agenda decision clarifying the determination of the lease term for cancellable or renewable leases under IFRS 16.	This agenda decision did not have a significant impact on our financial statements.

Definition of a Business, Amendments to IFRS 3 – Business Combinations	These amendments to the implementation guidance of IFRS 3 clarify the definition of a business to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition.

These amendments did not have any impact on our financial statements. They may affect whether future acquisitions are accounted for as business combinations or asset acquisitions, along with the resulting allocation of the purchase price between the net identifiable assets acquired and goodwill.

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following amendments to standards issued by the IASB have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE

COVID-19 – Related Rent Concessions, Amendment to IFRS 16 – Leases	This amendment provides an optional relief to lessees from applying IFRS 16’s guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic.	We are currently assessing the impact of this amendment, if we adopt the optional relief.	Effective for annual reporting periods beginning on or after June 1, 2020. Early application is permitted.

Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	We are currently assessing the impact of these amendments.	Effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted.

8.2   Non-GAAP financial measures and key performance indicators (KPIs)

This section describes the non-GAAP financial measures and KPIs we use to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

In Q2 2020, we updated our definitions of adjusted net earnings, adjusted EPS and free cash flow to exclude the impacts of discontinued operations as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. As a result of this change, prior periods have been restated for comparative purposes.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented information, in BCE’s Q3 2020 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

BCE Inc. 2020 Third Quarter Shareholder Report         35

8 MD&A Accounting policies, financial measures and controls

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

	Q3 2020	Q3 2019	YTD 2020	YTD 2019

Net earnings	740	922	1,767	2,530

Severance, acquisition and other costs	26	23	64	86

Depreciation	876	852	2,603	2,604

Amortization	232	225	696	662

Finance costs

Interest expense	279	280	836	840

Interest on post-employment benefit obligations	12	16	35	47

Impairment of assets	4	1	460	6

Other expense (income)	29	(62)	156	(113)

Income taxes	262	319	601	884

Net earnings from discontinued operations	(6)	(8)	(15)	(24)

Adjusted EBITDA	2,454	2,568	7,203	7,522

BCE operating revenues	5,787	5,940	16,781	17,518

Adjusted EBITDA margin	42.4%	43.2%	42.9%	42.9%

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

	Q3 2020		Q3 2019		YTD 2020		YTD 2019

	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings attributable to common shareholders	692	0.77	867	0.96	1,609	1.78	2,368	2.63

Severance, acquisition and other costs	19	0.02	17	0.02	47	0.05	63	0.08

Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	10	0.01	(64)	(0.07)	37	0.04	(146)	(0.16)

Net (gains) losses on investments	(22)	(0.02)	–	–	(43)	(0.04)	57	0.06

Early debt redemption costs	16	0.02	–	–	28	0.03	13	0.01

Impairment of assets	3	–	–	–	336	0.37	4	–

Net earnings from discontinued operations	(6)	(0.01)	(8)	–	(15)	(0.02)	(24)	(0.02)

Adjusted net earnings	712	0.79	812	0.91	1,999	2.21	2,335	2.60

36             BCE Inc. 2020 Third Quarter Shareholder Report

8 MD&A Accounting policies, financial measures and controls

FREE CASH FLOW AND DIVIDEND PAYOUT RATIO

The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q3 2020	Q3 2019	YTD 2020	YTD 2019

Cash flows from operating activities	2,110	2,258	6,123	5,867

Capital expenditures	(1,031)	(1,009)	(2,708)	(2,824)

Cash dividends paid on preferred shares	(32)	(47)	(101)	(110)

Cash dividends paid by subsidiaries to NCI	(11)	(12)	(37)	(51)

Acquisition and other costs paid	13	3	33	53

Cash from discontinued operations (included in cash flows from operating activities)	(15)	(24)	(54)	(71)

Free cash flow	1,034	1,169	3,256	2,864

NET DEBT

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in the following table.

	SEPTEMBER 30, 2020	DECEMBER 31, 2019

Debt due within one year	2,904	3,881

Long-term debt	24,914	22,415

50% of outstanding preferred shares	2,002	2,002

Cash and cash equivalents	(1,679)	(145)

Net debt	28,141	28,153

NET DEBT LEVERAGE RATIO

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

BCE Inc. 2020 Third Quarter Shareholder Report         37

8 MD&A Accounting policies, financial measures and controls

ADJUSTED EBITDA TO NET INTEREST EXPENSE RATIO

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

KPIs

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	DEFINITION
ABPU

Average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, including monthly billings related to device financing receivables owing from customers on contract, which is used to track our recurring billing streams. Wireless blended ABPU is calculated by dividing certain customer billings by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity	Capital expenditures divided by operating revenues.
Churn

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

•   Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit

•   Retail NAS subscribers are based on a line count and are represented by a unique telephone number

8.3   Controls and procedures

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

38             BCE Inc. 2020 Third Quarter Shareholder Report

Consolidated financial statements

Consolidated financial statements

Consolidated income statements

FOR THE PERIOD ENDED SEPTEMBER 30 (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)		THREE MONTHS		NINE MONTHS
	NOTE	2020	2019	2020	2019

Operating revenues	4	5,787	5,940	16,781	17,518

Operating costs	4, 5	(3,333)	(3,372)	(9,578)	(9,996)

Severance, acquisition and other costs	6	(26)	(23)	(64)	(86)

Depreciation		(876)	(852)	(2,603)	(2,604)

Amortization		(232)	(225)	(696)	(662)

Finance costs

Interest expense		(279)	(280)	(836)	(840)

Interest on post-employment benefit obligations	13	(12)	(16)	(35)	(47)

Impairment of assets	7	(4)	(1)	(460)	(6)

Other (expense) income	8	(29)	62	(156)	113

Income taxes		(262)	(319)	(601)	(884)

Net earnings from continuing operations		734	914	1,752	2,506

Net earnings from discontinued operations	3	6	8	15	24

Net earnings		740	922	1,767	2,530

Net earnings from continuing operations attributable to:

Common shareholders		686	859	1,594	2,344

Preferred shareholders		32	37	104	113

Non-controlling interest		16	18	54	49

Net earnings from continuing operations		734	914	1,752	2,506

Net earnings attributable to:

Common shareholders		692	867	1,609	2,368

Preferred shareholders		32	37	104	113

Non-controlling interest		16	18	54	49

Net earnings		740	922	1,767	2,530

Net earnings per common share – basic and diluted	9

Continuing operations		0.76	0.96	1.76	2.61

Discontinued operations	3	0.01	–	0.02	0.02

Net earnings per common share – basic and diluted		0.77	0.96	1.78	2.63

Weighted average number of common shares outstanding – basic (millions)		904.3	901.4	904.3	899.8

BCE Inc. 2020 Third Quarter Shareholder Report         39

Consolidated financial statements

Consolidated statements of comprehensive income

FOR THE PERIOD ENDED SEPTEMBER 30 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)		THREE MONTHS		NINE MONTHS
	NOTE	2020	2019	2020	2019
Net earnings from continuing operations		734	914	1,752	2,506

Other comprehensive (loss) income from continuing operations, net of income taxes

Items that will be subsequently reclassified to net earnings

Net change in value of publicly-traded and privately-held investments, net of income taxes of nil for the three and nine months ended September 30, 2020 and 2019, respectively		(8)	–	(15)	–

Net change in value of derivatives designated as cash flow hedges, net of income taxes of $39 million and ($46) million for the three months ended September 30, 2020 and 2019, respectively and ($37) million and ($30) million for the nine months ended September 30, 2020 and 2019, respectively		(106)	125	101	81

Items that will not be reclassified to net earnings

Actuarial gains (losses) on post-employment benefit plans, net of income taxes of ($40) million and ($113) million for the three months ended September 30, 2020 and 2019, respectively, and ($80) million and $5 million for the nine months ended September 30, 2020 and 2019, respectively (1)	13	108	306	218	(14)

Net change in value of derivatives designated as cash flow hedges, net of income taxes of $4 million and ($3) million for the three months ended September 30, 2020 and 2019, respectively, and ($8) million and $5 million for the nine months ended September 30, 2020 and 2019, respectively		(12)	9	21	(13)

Other comprehensive (loss) income from continuing operations		(18)	440	325	54

Net earnings from discontinued operations attributable to common shareholders		6	8	15	24

Total comprehensive income		722	1,362	2,092	2,584

Total comprehensive income attributable to:

Common shareholders		675	1,307	1,933	2,425

Preferred shareholders		32	37	104	113

Non-controlling interest		15	18	55	46

Total comprehensive income		722	1,362	2,092	2,584

(1)

The discount rate used to value our post-employment benefit obligations at September 30, 2020 was 2.7% compared to 2.8% at June 30, 2020 and 3.1% at December 31, 2019. The discount rate used to value our post-employment benefit obligations at September 30, 2019 and at June 30, 2019 was 3.0% compared to 3.8% at December 31, 2018.

40             BCE Inc. 2020 Third Quarter Shareholder Report

Consolidated financial statements

Consolidated statements of financial position

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	SEPTEMBER 30, 2020	DECEMBER 31, 2019

ASSETS

Current assets

Cash		1,482	141

Cash equivalents		197	4

Trade and other receivables	10	2,945	3,038

Inventory		425	427

Contract assets		799	1,111

Contract costs		401	415

Prepaid expenses		264	194

Other current assets		191	190

Assets held for sale	3	829	–

Total current assets		7,533	5,520

Non-current assets

Contract assets		273	533

Contract costs		351	368

Property, plant and equipment		27,057	27,636

Intangible assets		12,931	13,352

Deferred tax assets		142	98

Investments in associates and joint ventures		772	698

Other non-current assets	11	2,011	1,274

Goodwill		10,552	10,667

Total non-current assets		54,089	54,626

Total assets		61,622	60,146

LIABILITIES

Current liabilities

Trade payables and other liabilities		3,566	3,954

Contract liabilities		699	683

Interest payable		190	227

Dividends payable		767	729

Current tax liabilities		292	303

Debt due within one year		2,904	3,881

Liabilities held for sale	3	159	–

Total current liabilities		8,577	9,777

Non-current liabilities

Contract liabilities		223	207

Long-term debt	12	24,914	22,415

Deferred tax liabilities		3,827	3,561

Post-employment benefit obligations	13	1,969	1,907

Other non-current liabilities		1,032	871

Total non-current liabilities		31,965	28,961

Total liabilities		40,542	38,738

EQUITY

Equity attributable to BCE shareholders

Preferred shares		4,004	4,004

Common shares		20,386	20,363

Contributed surplus		1,168	1,178

Accumulated other comprehensive income		258	161

Deficit		(5,087)	(4,632)

Total equity attributable to BCE shareholders		20,729	21,074

Non-controlling interest		351	334

Total equity		21,080	21,408

Total liabilities and equity		61,622	60,146

BCE Inc. 2020 Third Quarter Shareholder Report         41

Consolidated financial statements

Consolidated statements of changes in equity

	ATTRIBUTABLE TO BCE SHAREHOLDERS

FOR THE PERIOD ENDED SEPTEMBER 30, 2020 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	PREFERRED SHARES	COMMON SHARES	CONTRIBUTED SURPLUS	ACCUM- ULATED OTHER COMPRE- HENSIVE INCOME (LOSS)	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2019	4,004	20,363	1,178	161	(4,632)	21,074	334	21,408

Net earnings	–	–	–	–	1,713	1,713	54	1,767

Other comprehensive income	–	–	–	106	218	324	1	325

Total comprehensive income	–	–	–	106	1,931	2,037	55	2,092

Common shares issued under employee stock option plan	–	23	(1)	–	–	22	–	22

Other share–based compensation	–	–	(9)	–	(23)	(32)	–	(32)

Dividends declared on BCE common and preferred shares	–	–	–	–	(2,363)	(2,363)	–	(2,363)

Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(38)	(38)

Settlement of cash flow hedges transferred to the cost basis of hedged items	–	–	–	(9)	–	(9)	–	(9)

Balance at September 30, 2020	4,004	20,386	1,168	258	(5,087)	20,729	351	21,080

	ATTRIBUTABLE TO BCE SHAREHOLDERS

FOR THE PERIOD ENDED SEPTEMBER 30, 2019 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	PREFERRED SHARES	COMMON SHARES	CONTRIBUTED SURPLUS	ACCUM- ULATED OTHER COMPRE- HENSIVE INCOME (LOSS)	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2018	4,004	20,036	1,170	90	(4,937)	20,363	326	20,689

Adoption of IFRS 16	–	–	–	–	(19)	(19)	(1)	(20)

Balance at January 1, 2019	4,004	20,036	1,170	90	(4,956)	20,344	325	20,669

Net earnings	–	–	–	–	2,481	2,481	49	2,530

Other comprehensive income (loss)	–	–	–	70	(13)	57	(3)	54

Total comprehensive income	–	–	–	70	2,468	2,538	46	2,584

Common shares issued under employee stock option plan	–	238	(10)	–	–	228	–	228

Common shares issued under employee savings plan (ESP)	–	75	–	–	–	75	–	75

Other share-based compensation	–	1	7	–	7	15	–	15

Dividends declared on BCE common and preferred shares	–	–	–	–	(2,254)	(2,254)	–	(2,254)

Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(50)	(50)

Settlement of cash flow hedges transferred to the cost basis of hedged items	–	–	–	(19)	–	(19)	–	(19)

Other	–	–	–	–	–	–	15	15

Balance at September 30, 2019	4,004	20,350	1,167	141	(4,735)	20,927	336	21,263

42             BCE Inc. 2020 Third Quarter Shareholder Report

Consolidated financial statements

Consolidated statements of cash flows

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2020	2019	2020	2019

Cash flows from operating activities

Net earnings from continuing operations		734	914	1,752	2,506

Adjustments to reconcile net earnings from continuing operations to cash flows from operating activities

Severance, acquisition and other costs	6	26	23	64	86

Depreciation and amortization		1,108	1,077	3,299	3,266

Post-employment benefit plans cost	13	77	76	239	233

Net interest expense		273	274	818	821

Impairment of assets	7	4	1	460	6

Losses on investments	8	–	–	–	4

Income taxes		262	319	601	884

Contributions to post-employment benefit plans		(69)	(62)	(219)	(213)

Payments under other post-employment benefit plans		(15)	(17)	(44)	(54)

Severance and other costs paid		(11)	(45)	(59)	(144)

Interest paid		(321)	(284)	(877)	(818)

Income taxes paid (net of refunds)		(236)	(88)	(463)	(504)

Acquisition and other costs paid		(13)	(3)	(33)	(53)

Net change in operating assets and liabilities		276	49	531	(224)

Cash from discontinued operations	3	15	24	54	71

Cash flows from operating activities		2,110	2,258	6,123	5,867

Cash flows used in investing activities

Capital expenditures		(1,031)	(1,009)	(2,708)	(2,824)

Business acquisitions		–	(1)	(23)	(51)

Acquisition of spectrum licences		(85)	–	(86)	–

Other investing activities		(49)	4	(67)	12

Cash used in discontinued operations	3	(6)	(4)	(21)	(11)

Cash flows used in investing activities		(1,171)	(1,010)	(2,905)	(2,874)

Cash flows used in financing activities

Increase (decrease) in notes payable and bank advances		317	(1,066)	(1,117)	(222)

(Decrease) increase in securitized trade receivables		(23)	–	(23)	31

Issue of long-term debt	12	750	549	6,006	1,954

Repayment of long-term debt	12	(979)	(225)	(3,909)	(2,025)

Issue of common shares		–	161	22	225

Purchase of shares for settlement of share-based payments		(40)	(14)	(209)	(100)

Cash dividends paid on common shares		(753)	(713)	(2,222)	(2,103)

Cash dividends paid on preferred shares		(32)	(47)	(101)	(110)

Cash dividends paid by subsidiaries to non-controlling interest		(11)	(12)	(37)	(51)

Other financing activities		(32)	(8)	(87)	(47)

Cash used in discontinued operations	3	(4)	(1)	(7)	(4)

Cash flows used in financing activities		(807)	(1,376)	(1,684)	(2,452)

Net increase in cash		185	200	1,341	494

Cash at beginning of period		1,297	719	141	425

Cash at end of period		1,482	919	1,482	919

Net (decrease) increase in cash equivalents		(53)	(328)	193	47

Cash equivalents at beginning of period		250	375	4	–

Cash equivalents at end of period		197	47	197	47

BCE Inc. 2020 Third Quarter Shareholder Report         43

Notes to consolidated financial statements

Notes to consolidated financial statements

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2019 annual consolidated financial statements, approved by BCE’s board of directors on March 5, 2020.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1    Corporate Information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home advertising services to customers in Canada.

Note 2    Basis of presentation and significant accounting policies

These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on November 4, 2020. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2019, except as noted below and as described in Note 3, Discontinued operations.

These financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

ESTIMATES AND KEY JUDGMENTS

When preparing the financial statements, management makes estimates and judgments relating to reported amounts of revenues and expenses, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. We base our estimates on a number of factors, including historical experience, current events including but not limited to the COVID-19 pandemic and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

ADOPTION OF AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2020, we adopted the following amended accounting standards.

STANDARD	DESCRIPTION	IMPACT

IFRIC Agenda Decision on IFRS 16 – Leases	International Financial Reporting Interpretations Committee (IFRIC) agenda decision clarifying the determination of the lease term for cancellable or renewable leases under IFRS 16.	This agenda decision did not have a significant impact on our financial statements.

Definition of a Business, Amendments to IFRS 3 – Business Combinations	These amendments to the implementation guidance of IFRS 3 clarify the definition of a business to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition.

These amendments did not have any impact on our financial statements. They may affect whether future acquisitions are accounted for as business combinations or asset acquisitions, along with the resulting allocation of the purchase price between the net identifiable assets acquired and goodwill.

44             BCE Inc. 2020 Third Quarter Shareholder Report

Notes to consolidated financial statements

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following amendments to standards issued by the IASB have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE

COVID-19 – Related Rent Concessions, Amendment to IFRS 16 – Leases	This amendment provides an optional relief to lessees from applying IFRS 16’s guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic.	We are currently assessing the impact of this amendment, if we adopt the optional relief.	Effective for annual reporting periods beginning on or after June 1, 2020. Early application is permitted.

Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	We are currently assessing the impact of these amendments.	Effective for annual reporting periods beginning on or after January 1, 2022. Early application is permitted.

Note 3    Discontinued operations

On June 1, 2020, BCE announced that it had entered into an agreement to sell substantially all of its data centre operations in an all-cash transaction valued at $1.04 billion.

We have reclassified amounts related to the announced sale for the previous periods to discontinued operations in our consolidated income statements and consolidated statements of cash flows to make them consistent with the presentation for the current period. We have also reclassified the assets and liabilities of the data centre operations to be sold as held for sale in our consolidated statements of financial position at September 30, 2020, measured at their carrying amount, which is lower than the estimated fair value less costs to sell. Property, plant and equipment and intangible assets included in assets held for sale are no longer depreciated or amortized effective June 1, 2020.

Subsequent to quarter end, we completed the previously announced sale for cash proceeds of approximately $940 million (net of debt and other items), and expect to record a gain on sale of approximately $220 million in Q4 2020. The capital gain as a result of the sale is expected to be mainly offset by the recognition of previously unrecorded capital loss carry forwards.

The following table summarizes the carrying value of the assets and liabilities that are classified as held for sale at September 30, 2020.

SEPTEMBER 30, 2020

Contract assets	1

Contract costs	2

Property, plant and equipment	484

Intangible assets	227

Goodwill	115

Total assets held for sale	829

Long-term debt	113

Deferred tax liabilities	37

Other non-current liabilities	9

Total liabilities held for sale	159

Net assets held for sale	670

The following tables summarize the income statements and statements of cash flows of our discontinued operations for the three and nine months ended September 30, 2020 and 2019.

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2020	2019	2020	2019

Operating revenues	37	44	116	130

Operating costs	(20)	(18)	(55)	(54)

Depreciation	–	(9)	(18)	(27)

Amortization	–	(5)	(7)	(12)

Interest expense	(2)	(2)	(6)	(6)

Other expense	(6)	–	(8)	(1)

Income taxes	(3)	(2)	(7)	(6)

Net earnings attributable to common shareholders	6	8	15	24

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2020	2019	2020	2019

Cash flows from operating activities	15	24	54	71

Cash flows used in investing activities	(6)	(4)	(21)	(11)

Cash flows used in financing activities	(4)	(1)	(7)	(4)

Net increase in cash	5	19	26	56

BCE Inc. 2020 Third Quarter Shareholder Report         45

Notes to consolidated financial statements

Note 4    Segmented information

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

To align with changes in how we manage our business and assess performance, the operating results of our public safety land radio network business are now included within our Bell Wireline segment effective January 1, 2020, with prior periods restated for comparative purposes. Previously, these results were included within our Bell Wireless segment. Our public safety land radio network business, which builds and manages land mobile radio networks primarily for the government sector, is now managed by our Bell Business Markets team in order to better serve our customers with end-to-end communications solutions.

As a result of our agreement to sell substantially all of our data centre operations, the financial results of these data centre operations, which were previously included in our Bell Wireline segment, are now presented as a discontinued operation. See Note 3, Discontinued operations, for additional details.

The following tables present financial information by segment for the three month periods ended September 30, 2020 and 2019.

		BELL	BELL	BELL	INTERSEGMENT
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2020	NOTE	WIRELESS	WIRELINE	MEDIA	ELIMINATIONS	BCE

Operating revenues

External customers		2,305	2,952	530	–	5,787

Inter-segment		13	80	98	(191)	–

Total operating revenues		2,318	3,032	628	(191)	5,787

Operating costs	5	(1,362)	(1,712)	(450)	191	(3,333)

Segment profit (1)		956	1,320	178	–	2,454

Severance, acquisition and other costs	6					(26)

Depreciation and amortization						(1,108)

Finance costs

Interest expense						(279)

Interest on post-employment benefit obligations	13					(12)

Impairment of assets	7					(4)

Other expense	8					(29)

Income taxes						(262)

Net earnings from continuing operations						734

Net earnings from discontinued operations	3					6

Net earnings						740

(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

		BELL	BELL	BELL	INTERSEGMENT
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2019	NOTE	WIRELESS	WIRELINE	MEDIA	ELIMINATIONS	BCE

Operating revenues

External customers		2,297	2,989	654	–	5,940

Inter-segment		13	68	97	(178)	–

Total operating revenues		2,310	3,057	751	(178)	5,940

Operating costs	5	(1,310)	(1,715)	(525)	178	(3,372)

Segment profit (1)		1,000	1,342	226	–	2,568

Severance, acquisition and other costs	6					(23)

Depreciation and amortization						(1,077)

Finance costs

Interest expense						(280)

Interest on post-employment benefit obligations	13					(16)

Impairment of assets	7					(1)

Other income	8					62

Income taxes						(319)

Net earnings from continuing operations						914

Net earnings from discontinued operations	3					8

Net earnings						922

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

46             BCE Inc. 2020 Third Quarter Shareholder Report

Notes to consolidated financial statements

The following tables present financial information by segment for the nine month periods ended September 30, 2020 and 2019.

		BELL	BELL	BELL	INTERSEGMENT
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2020	NOTE	WIRELESS	WIRELINE	MEDIA	ELIMINATIONS	BCE

Operating revenues

External customers		6,236	8,875	1,670	–	16,781

Inter-segment		39	236	289	(564)	–

Total operating revenues		6,275	9,111	1,959	(564)	16,781

Operating costs	5	(3,512)	(5,177)	(1,453)	564	(9,578)

Segment profit (1)		2,763	3,934	506	–	7,203

Severance, acquisition and other costs	6					(64)

Depreciation and amortization						(3,299)

Finance costs

Interest expense						(836)

Interest on post-employment benefit obligations	13					(35)

Impairment of assets	7					(460)

Other expense	8					(156)

Income taxes						(601)

Net earnings from continuing operations						1,752

Net earnings from discontinued operations	3					15

Net earnings						1,767

(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

		BELL	BELL	BELL	INTERSEGMENT
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2019	NOTE	WIRELESS	WIRELINE	MEDIA	ELIMINATIONS	BCE

Operating revenues

External customers		6,507	8,980	2,031	–	17,518

Inter-segment		40	202	307	(549)	–

Total operating revenues		6,547	9,182	2,338	(549)	17,518

Operating costs	5	(3,687)	(5,165)	(1,693)	549	(9,996)

Segment profit (1)		2,860	4,017	645	–	7,522

Severance, acquisition and other costs	6					(86)

Depreciation and amortization						(3,266)

Finance costs

Interest expense						(840)

Interest on post-employment benefit obligations	13					(47)

Impairment of assets	7					(6)

Other income	8					113

Income taxes						(884)

Net earnings from continuing operations						2,506

Net earnings from discontinued operations	3					24

Net earnings						2,530

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE Inc. 2020 Third Quarter Shareholder Report         47

Notes to consolidated financial statements

REVENUES BY SERVICES AND PRODUCTS

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2020	2019	2020	2019

Services (1)

Wireless	1,563	1,633	4,579	4,741

Wireline data	1,931	1,912	5,738	5,692

Wireline voice	839	881	2,574	2,685

Media	530	654	1,670	2,031

Other wireline services	61	61	181	182

Total services	4,924	5,141	14,742	15,331

Products (2)

Wireless	742	664	1,657	1,766

Wireline data	110	125	346	390

Wireline equipment and other	11	10	36	31

Total products	863	799	2,039	2,187

Total operating revenues	5,787	5,940	16,781	17,518

(1)	Our service revenues are generally recognized over time.
(2)	Our product revenues are generally recognized at a point in time.

Note 5    Operating costs

		THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	NOTE	2020	2019	2020	2019

Labour costs

Wages, salaries and related taxes and benefits (1)		(1,038)	(1,064)	(3,073)	(3,203)

Post-employment benefit plans service cost (net of capitalized amounts)	13	(65)	(60)	(204)	(186)

Other labour costs (2)		(244)	(256)	(707)	(742)

Less:

Capitalized labour		259	268	753	781

Total labour costs		(1,088)	(1,112)	(3,231)	(3,350)

Cost of revenues (3)		(1,787)	(1,777)	(4,912)	(5,221)

Other operating costs (4)		(458)	(483)	(1,435)	(1,425)

Total operating costs		(3,333)	(3,372)	(9,578)	(9,996)

(1)

Costs reported for the three and nine months ended September 30, 2020 are net of amounts from the Canada Emergency Wage Subsidy, a wage subsidy program offered by the federal government to eligible employers as a result of the COVID-19 pandemic.

(2)	Other labour costs include contractor and outsourcing costs.

(3)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(4)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 6    Severance, acquisition and other costs

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2020	2019	2020	2019

Severance	(19)	(10)	(29)	(37)

Acquisition and other	(7)	(13)	(35)	(49)

Total severance, acquisition and other costs	(26)	(23)	(64)	(86)

SEVERANCE COSTS

Severance costs consist of charges related to involuntary and voluntary employee terminations.

ACQUISITION AND OTHER COSTS

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, litigation costs, when they are significant, and other costs.

48             BCE Inc. 2020 Third Quarter Shareholder Report

Notes to consolidated financial statements

Note 7    Impairment of assets

During the second quarter of 2020, we identified indicators of impairment for certain of our Bell Media TV services and radio markets, notably declines in advertising revenues, lower subscriber revenues and overall increases in discount rates resulting from the economic impact of the COVID-19 pandemic. Accordingly, impairment testing was required for certain groups of cash-generating units (CGUs) as well as for goodwill.

During Q2 2020, we recognized $452 million of impairment charges for our English and French TV services as well as various radio markets within our Bell Media segment. These charges included $291 million allocated to indefinite-life intangible assets for broadcast licenses, $146 million allocated to finite-life intangible assets, mainly for program and feature film rights, and $15 million to property, plant and equipment for network and infrastructure and equipment. They were determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of July 1, 2020 to December 31, 2025, using discount rates of 8.0% to 9.5% and a perpetuity growth rate of (1.0)% to nil as well as market multiple data from public companies and market transactions. After impairments, the carrying value of these CGUs was $942 million.

There was no impairment of Bell Media goodwill. For the Bell Media group of CGUs, a decrease of (0.6)% in the perpetuity growth rate or an increase of 0.4% in the discount rate would have resulted in its recoverable amount being equal to its carrying value.

Note 8    Other (expense) income

		THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	NOTE	2020	2019	2020	2019

Losses on retirements and disposals of property, plant and equipment and intangible assets		(1)	(5)	(71)	(11)

Net mark-to-market (losses) gains on derivatives used to economically hedge equity settled share-based compensation plans		(13)	88	(50)	200

Early debt redemption costs	12	(21)	–	(38)	(18)

Equity gains (losses) from investments in associates and joint ventures

Gain (loss) on investment		22	–	43	(53)

Operations		(14)	(34)	(29)	(29)

Losses on investments		–	–	–	(4)

Other		(2)	13	(11)	28

Total other (expense) income		(29)	62	(156)	113

LOSSES ON RETIREMENTS AND DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

In Q2 2020, we recorded a loss of $45 million due to a change in strategic direction related to the ongoing development of some of our TV platform assets under construction.

EQUITY GAIN (LOSS) FROM INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

We recorded a gain on investment of $22 million and nil for the three months ended September 30, 2020 and 2019, respectively, and a gain (loss) on investment of $43 million and ($53) million for the nine months ended September 30, 2020 and 2019, respectively, related to equity gains (losses) on our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

BCE Inc. 2020 Third Quarter Shareholder Report         49

Notes to consolidated financial statements

Note 9    Earnings per share

The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2020	2019	2020	2019

Net earnings from continuing operations attributable to common shareholders – basic	686	859	1,594	2,344

Net earnings from discontinued operations attributable to common shareholders – basic	6	8	15	24

Net earnings attributable to common shareholders – basic	692	867	1,609	2,368

Dividends declared per common share (in dollars)	0.8325	0.7925	2.4975	2.3775

Weighted average number of common shares outstanding (in millions)

Weighted average number of common shares outstanding – basic	904.3	901.4	904.3	899.8

Assumed exercise of stock options (1)	0.1	0.8	0.1	0.4

Weighted average number of common shares outstanding – diluted (in millions)	904.4	902.2	904.4	900.2

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 14,335,937 for the third quarter of 2020 and 10,795,216 for the first nine months of 2020, compared to 40,311 for the third quarter of 2019 and 55,773 for the first nine months of 2019.

Note 10  Trade and other receivables

	NOTE	SEPTEMBER 30, 2020	DECEMBER 31, 2019

Trade receivables (1)		2,995	2,981

Allowance for revenue adjustments		(192)	(104)

Allowance for doubtful accounts	14	(136)	(62)

Current tax receivable		46	23

Other accounts receivable		232	200

Total trade and other receivables		2,945	3,038

(1)	Includes wireless equipment installment plan receivables of $429 million and $85 million at September 30, 2020 and December 31, 2019, respectively.

Note 11  Other non-current assets

	NOTE	SEPTEMBER 30, 2020	DECEMBER 31, 2019

Net assets of post-employment benefit plans	13	895	558

Derivative assets	14	346	200

Long-term wireless equipment installment plan receivables		275	60

Investments (1)	14	162	128

Publicly-traded and privately-held investments	14	114	129

Long-term receivables		95	82

Other		124	117

Total other non-current assets		2,011	1,274

(1)	These amounts have been pledged as security related to obligations for certain employee benefits and are not available for general use.

50             BCE Inc. 2020 Third Quarter Shareholder Report

Notes to consolidated financial statements

Note 12  Debt

On September 14, 2020, Bell Canada redeemed, prior to maturity, its 3.15% Series M-30 medium term note (MTN) debentures, having an outstanding principal amount of $750 million, which were due on September 29, 2021.

On August 14, 2020, Bell Canada issued 1.65% Series M-53 MTN debentures under its 1997 trust indenture, with a principal amount of $750 million, which mature on August 16, 2027.

On May 14, 2020, Bell Canada issued 2.50% Series M-52 MTN debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on May 14, 2030.

On May 14, 2020 and February 13, 2020, Bell Canada issued 3.50% Series M-51 MTN debentures under its 1997 trust indenture, with a principal amount of $500 million and $750 million, respectively, which mature on September 30, 2050.

On March 25, 2020, Bell Canada issued 3.35% Series M-47 MTN debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on March 12, 2025.

On March 16, 2020, Bell Canada redeemed, prior to maturity, its 4.95% Series M-24 MTN debentures, having an outstanding principal amount of $500 million, which were due on May 19, 2021.

During the first half of 2020, Bell Canada drew $1,450 million in U.S. dollars ($2,035 million in Canadian dollars) under its $4 billion Canadian dollar committed credit facilities. In Q2 2020, Bell Canada repaid all of the U.S. dollar borrowings under such facilities. The borrowings, which were included in long-term debt, were hedged for foreign currency fluctuations through foreign exchange forward contracts. Accordingly, in Q2 2020, the forward contracts used to hedge these borrowings were settled. See Note 14, Financial assets and liabilities, for additional details.

For the three and nine months ended September 30, 2020, we incurred early debt redemption charges of $21 million and $38 million, respectively, which were recorded in Other (expense) income in the income statement.

Subsequent to quarter end, on October 6, 2020, Bell Canada announced that it will redeem, prior to maturity, on November 6, 2020, its 2.00% Series M-42 MTN debentures, having an outstanding principal amount of $850 million, which were due on October 1, 2021. We expect to incur early debt redemption charges of $12 million.

Note 13  Post-employment benefit plans

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2020	2019	2020	2019
DB pension	(55)	(49)	(164)	(145)

DC pension	(25)	(25)	(87)	(83)

OPEBs	(1)	(1)	(2)	(2)

Less:

Capitalized benefit plans cost	16	15	49	44

Total post-employment benefit plans service cost	(65)	(60)	(204)	(186)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING COST

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2020	2019	2020	2019
DB pension	(2)	(4)	(7)	(14)

OPEBs	(10)	(12)	(28)	(33)

Total interest on post-employment benefit obligations	(12)	(16)	(35)	(47)

BCE Inc. 2020 Third Quarter Shareholder Report         51

Notes to consolidated financial statements

FUNDED STATUS OF POST-EMPLOYMENT BENEFIT PLANS COST

The following table shows the funded status of our post-employment benefit obligations.

	FUNDED		PARTIALLY FUNDED (1)		UNFUNDED (2)		TOTAL

FOR THE PERIOD ENDED	SEPTEMBER 30, 2020	DECEMBER 31, 2019	SEPTEMBER 30, 2020	DECEMBER 31, 2019	SEPTEMBER 30, 2020	DECEMBER 31, 2019	SEPTEMBER 30, 2020	DECEMBER 31, 2019

Present value of post- employment benefit obligations	(26,055)	(24,961)	(1,977)	(1,918)	(311)	(300)	(28,343)	(27,179)

Fair value of plan assets	26,915	25,474	374	376	–	–	27,289	25,850

Plan surplus (deficit)	860	513	(1,603)	(1,542)	(311)	(300)	(1,054)	(1,329)

(1)

The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and certain OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with the Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.

(2)	Our unfunded plans consist of certain OPEBs, which are paid as claims are incurred.

In Q3 2020, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in Other comprehensive (loss) income from continuing operations of $148 million due to an increase in the fair value of plan assets of $514 million as a result of an actual return on plan assets of 2.7%, partly offset by an increase in the present value of our post-employment benefit obligations of ($366) million as a result of a decrease in the discount rate to 2.7% at September 30, 2020, compared to 2.8% at June 30, 2020.

During the first nine months of 2020, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in Other comprehensive (loss) income from continuing operations of $298 million due to an increase in the fair value of plan assets of $1,721 million as a result of an actual return on plan assets of 9.3%, partly offset by an increase in the present value of our post-employment benefit obligations of ($1,423) million as a result of a decrease in the discount rate to 2.7% at September 30, 2020, compared to 3.1% at December 31, 2019.

Note 14  Financial assets and liabilities

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			SEPTEMBER 30, 2020		DECEMBER 31, 2019

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC tangible benefits obligation	Trade payables and other liabilities and other non- current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	4	4	29	29

CRTC deferral account obligation	Trade payables and other liabilities and other non- current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	82	87	82	85

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	21,473	25,028	18,653	20,905

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)	(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)

September 30, 2020

Publicly-traded and privately-held investments	Other non-current assets	114	2	–		112

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	276	–	276		–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (3)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	106	2	162		(58)

December 31, 2019

Publicly-traded and privately-held investments	Other non-current assets	129	2	–		127

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	165	–	165		–

MLSE financial liability (3)	Trade payables and other liabilities	(135)	–	–		(135)

Other	Other non-current assets and liabilities	71	1	128		(58)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other (expense) income in the consolidated income statements. The option has been exercisable since 2017.

52             BCE Inc. 2020 Third Quarter Shareholder Report

Notes to consolidated financial statements

CREDIT RISK

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position.

We are exposed to credit risk if counterparties to our trade receivables and derivative instruments are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. There was minimal credit risk relating to derivative instruments at September 30, 2020 and December 31, 2019. We deal with institutions that have investment-grade credit ratings, and as such we expect that they will be able to meet their obligations. We regularly monitor our credit risk and credit exposure.

The following table provides the change in allowance for doubtful accounts for trade receivables, which reflects an increase for the period ended September 30, 2020, mainly as a result of the impact of the COVID-19 pandemic.

Allowance for doubtful accounts	NOTE

Balance, January 1, 2020		(62)

Additions		(105)

Usage		31

Balance, September 30, 2020	10	(136)

In many instances, trade receivables are written off directly to bad debt expense if the account has not been collected after a predetermined period of time.

The following table provides further details on trade receivables, net of allowance for doubtful accounts.

	SEPTEMBER 30, 2020	DECEMBER 31, 2019

Trade receivables not past due (1)	2,253	2,082

Trade receivables past due

Under 60 days	355	541

60 to 120 days	171	232

Over 120 days	80	64

Trade receivables, net of allowance for doubtful accounts	2,859	2,919

(1)	Includes wireless equipment installment plan receivables of $412 million and $82 million at September 30, 2020 and December 31, 2019, respectively.

MARKET RISK

CURRENCY EXPOSURES

We use forward contracts, options and cross currency basis swaps to manage foreign currency risk related to anticipated purchases and sales and certain foreign currency debt.

During the first half of 2020, we entered into foreign exchange forward contracts with a notional amount of $1,453 million in U.S. dollars ($2,039 million in Canadian dollars) to hedge the foreign currency risk associated with amounts drawn under our $4 billion Canadian dollar committed credit facilities. These foreign exchange contracts have matured at June 30, 2020 and a loss of $14 million relating to these foreign exchange forward contracts was recognized in Other (expense) income in the consolidated income statements, which offsets the foreign currency gain on the repayment of drawdowns under the credit facilities.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain (loss) of $16 million ($51 million) recognized in net earnings from continuing operations at September 30, 2020 and a gain (loss) of $204 million ($196 million) recognized in Other comprehensive (loss) income from continuing operations at September 30, 2020, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippines Peso would result in a gain (loss) of $1 million recognized in Other comprehensive (loss) income from continuing operations at September 30, 2020, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at September 30, 2020.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM

Cash flow	USD	450	CAD	599	2020	Commercial paper

Cash flow	USD	194	CAD	251	2020	Anticipated transactions

Cash flow	PHP	505	CAD	13	2020	Anticipated transactions

Cash flow	USD	640	CAD	839	2021	Anticipated transactions

Economic	USD	86	CAD	119	2021	Anticipated transactions

Economic – put options	USD	105	CAD	142	2020	Anticipated transactions

Economic – put options	USD	214	CAD	284	2021	Anticipated transactions

Economic – call options	USD	74	CAD	101	2020	Anticipated transactions

Economic – call options	CAD	43	USD	30	2020	Anticipated transactions

Economic – call options	USD	47	CAD	65	2021	Anticipated transactions

Economic – call options	CAD	68	USD	47	2021	Anticipated transactions

Economic – options (1)	USD	30	CAD	40	2020	Anticipated transactions

Economic – options (1)	USD	120	CAD	161	2021	Anticipated transactions

(1)	Foreign currency options with a leverage provision and a profit cap limitation.

BCE Inc. 2020 Third Quarter Shareholder Report         53

Notes to consolidated financial statements

INTEREST RATE EXPOSURES

During Q1 2020, we entered into a series of interest rate options to economically hedge the dividend rate resets on $582 million of our preferred shares having varying reset dates in 2021. The fair value of these interest rate options at September 30, 2020 was a net liability of $6 million, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the consolidated statements of financial position. A loss of $1 million and $6 million for the three and nine months ended September 30, 2020, respectively, relating to these interest rate options is recognized in Other (expense) income in the consolidated income statements.

A 1% increase (decrease) in interest rates would result in an increase (decrease) of $23 million ($30 million) in net earnings from continuing operations at September 30, 2020.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans and the equity price risk related to a cash-settled share-based payment plan. The fair value of our equity forward contracts at September 30, 2020 was a net liability of $66 million, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the consolidated statements of financial position. The fair value of our equity forward contracts at December 31, 2019 was an asset of $40 million recognized in Other current assets and Other non-current assets in the consolidated statements of financial position. A loss of $13 million and $50 million for the three and nine months ended September 30, 2020, respectively, relating to these equity forward contracts is recognized in Other (expense) income in the consolidated income statements.

A 5% increase (decrease) in the market price of BCE’s common shares at September 30, 2020 would result in a gain (loss) of $39 million recognized in net earnings from continuing operations, with all other variables held constant.

COMMODITY PRICE EXPOSURE

In Q1 2020, we entered into fuel swaps to economically hedge the purchase cost of fuel in 2020 and 2021. The fair value of our fuel swaps at September 30, 2020 was an asset of $2 million included in Other current assets, Other non-current assets and Trade payables and other liabilities in the consolidated statements of financial position. A gain of nil and $2 million for the three and nine months ended September 30, 2020, respectively, is recognized in Other (expense) income in the consolidated income statements.

A 25% increase (decrease) in the market price of fuel at September 30, 2020 would result in a gain (loss) of $3 million recognized in net earnings from continuing operations, with all other variables held constant.

Note 15    Share capital

NORMAL COURSE ISSUER BID FOR BCE FIRST PREFERRED SHARES

Subsequent to quarter end, on November 4, 2020, BCE’s Board of Directors authorized the company to commence a normal course issuer bid (NCIB) to purchase for cancellation up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares that are listed on the Toronto Stock Exchange. The NCIB will extend from November 9, 2020 to November 8, 2021, or an earlier date should BCE complete its purchases under the NCIB.

Note 16    Share-based payments

The following share-based payment amounts are included in the income statements as operating costs.

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2020	2019	2020	2019

ESP	(8)	(7)	(24)	(22)

Restricted share units (RSUs) and performance share units (PSUs)	(11)	(12)	(40)	(43)

Other (1)	(2)	(2)	(7)	(8)

Total share-based payments	(21)	(21)	(71)	(73)

(1)	Includes deferred share plan (DSP), deferred share units (DSUs) and stock options.

54             BCE Inc. 2020 Third Quarter Shareholder Report

Notes to consolidated financial statements

The following tables summarize the change in unvested ESP contributions and outstanding RSUs/PSUs, DSUs and stock options for the period ended September 30, 2020.

ESP

NUMBER OF ESP SHARES

Unvested contributions, January 1, 2020	1,124,198

Contributions (1)	469,833

Dividends credited	45,700

Vested	(426,289)

Forfeited	(79,358)

Unvested contributions, September 30, 2020	1,134,084

(1)	The weighted average fair value of the shares contributed during the nine months ended September 30, 2020 was $58.

RSUs/PSUs

NUMBER OF RSUs/PSUs

Outstanding, January 1, 2020	2,915,118

Granted (1)	863,564

Dividends credited	122,165

Settled	(925,166)

Forfeited	(29,710)

Outstanding, September 30, 2020	2,945,971

(1)	The weighted average fair value of the RSUs/PSUs granted during the nine months ended September 30, 2020 was $63.

DSUs

NUMBER OF DSUs

Outstanding, January 1, 2020	4,623,099

Issued (1)	77,042

Settlement of RSUs/PSUs	90,435

Dividends credited	191,882

Settled	(606,289)

Outstanding, September 30, 2020	4,376,169

(1)	The weighted average fair value of the DSUs issued during the nine months ended September 30, 2020 was $61.

STOCK OPTIONS

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2020	12,825,541	57

Granted	3,410,150	65

Exercised (1)	(419,546)	53

Forfeited	(67,349)	61

Outstanding, September 30, 2020	15,748,796	59

Exercisable, September 30, 2020	5,295,419	58

(1)	The weighted average market share price for options exercised during the nine months ended September 30, 2020 was $64.

BCE Inc. 2020 Third Quarter Shareholder Report         55

Notes to consolidated financial statements

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2020

Weighted average fair value per option granted	$1.55

Weighted average share price	$63

Weighted average exercise price	$65

Expected dividend growth	5%

Expected volatility	12%

Risk-free interest rate	1%

Expected life (years)	4

Expected dividend growth is commensurate with BCE’s dividend growth strategy. Expected volatility is based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

Note 17    Contingency

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the Canadian Radio-television and Telecommunications Commission (CRTC) significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to fibre-to-the-node (FTTN) or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016 (the Decision). The estimated cost impact to Bell Canada of the Decision could be in excess of $100 million, if not overturned or otherwise modified.

Bell Canada and five major cable carriers (the Applicants) obtained leave to appeal the Decision from the Federal Court of Appeal and the Federal Court of Appeal granted a stay of the Decision until making a final ruling. As a result of the stay, the impact of the Decision was not recorded in our 2019 financial statements.

The Federal Court of Appeal issued a decision on September 10, 2020 in which it rejected the appeal and lifted the stay. If the Applicants wish to appeal the decision of the Federal Court of Appeal, they may seek leave to appeal to the Supreme Court of Canada by November 12, 2020.

The Applicants and TELUS Communications Inc. (Telus) also filed review and vary applications of the Decision with the CRTC. On September 28, 2020, the CRTC issued a stay of the Decision pending its final decision on the review and vary applications.

The Applicants and Telus also appealed the Decision to the Federal Cabinet. On August 19, 2020, the Federal Cabinet issued an Order in Council which did not overturn the Decision, noting that a further decision from the CRTC regarding the review and vary applications is pending.

As a result of the stay issued by the CRTC, the impact of the Decision continues to not be recorded in our Q3 2020 financial statements.

Note 18    COVID-19

Although the adverse impact of the COVID-19 pandemic on our financial results in the third quarter of 2020 was not as severe as what we experienced in the second quarter, our business has continued to be negatively impacted by the emergency measures adopted to combat the spread of COVID-19 and the resulting adverse economic conditions. All of our segments continued to be adversely affected with a more pronounced impact on media advertising revenues, wireless outbound roaming revenues and product volumes. Although certain emergency measures taken to address the COVID-19 pandemic have been gradually eased starting in the latter part of the second quarter of 2020, such measures continued to have an adverse impact on our financial results in the third quarter. Depending on the severity and duration of COVID-19 disruptions, including the current resurgence and possible future resurgences in the number of COVID-19 cases, our operations and financial results could continue to be significantly and negatively impacted in future periods. It is not possible at this time to estimate the magnitude of such future impacts.

56             BCE Inc. 2020 Third Quarter Shareholder Report

This document has been filed by BCE Inc. with the Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s website at BCE.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

For further information concerning BCE Inc.’s Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

AST TRUST COMPANY (CANADA)
INVESTOR RELATIONS	1 Toronto Street, Suite 1200
Building A, 8th floor	Toronto, Ontario M5C 2V6
1 Carrefour Alexander-Graham-Bell Verdun, Québec H3E 3B3 e-mail: investor.relations@bce.ca	e-mail: bce@astfinancial.com tel: 416 682-3861 or 1 800 561-0934 fax: 514 985-8843 or 1 888 249-6189
tel: 1-800-339-6353
fax: 514-786-3970
BCE.ca
For additional copies of this document, please contact investor relations.
Pour obtenir un exemplaire de la version française de ce document, contactez les Relations avec les investisseurs.

bce.ca